Appalachia.... Naturally

Appalachian Bancshares, Inc. is a bank holding company headquartered in Ellijay, Georgia. Its wholly-owned subsidiaries, Gilmer County Bank, Appalachian Community Bank of Blairsville, and Appalachian Community Bank of Blue Ridge, provide a full range of community banking services to individuals and small to medium-sized businesses. Appalachian Information Management, Inc., a wholly-owned subsidiary of Gilmer County Bank, provides data processing services for banks within and outside the holding company.

The banks draw most of their customer deposits and conduct most of their lending transactions from and within a primary service area in North Georgia encompassing Gilmer, Union, Fannin and Towns counties.

APPALACHIAN BANCSHARES INC.



Financial Highlights

	2001	2000
CONSOLIDATED STATEMENT OF OPERATION DATA (IN THOUSANDS)		
Interest income	$ 24,763	$ 21,970
Interest expense	13,675	13,325
Net interest income	11,088	8,645
Provision for loan losses	1,294	922
Non-interest income	1,538	1,159
Non-interest expense	7,831	6,380
Net income	2,538	1,629
PER SHARE DATA		
Net income – basic	.89	.59
Net income – diluted	.82	.55
Cash dividends	-0-	-0-
Shareholders' equity (book value) at period end	7.15	6.18
CONSOLIDATED BALANCE SHEET DATA (IN THOUSANDS)		
Net Loans	$ 250,569	$ 214,124
Deposits	264,028	214,169
Average equity	19,821	15,045
Average assets	299,167	259,799
Total assets	319,679	270,943
RATIOS		
Return on average assets	.85%	.63%
Return on average equity	12.80	10.83


TOTAL ASSETS
(IN THOUSANDS)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
1995
1996
1997
1998
1999
2000
2001


TOTAL LOANS
(IN THOUSANDS)
250,000
200,000
150,000
100,000
50,000
1995
1996
1997
1998
1999
2000
2001


SHAREHOLDERS EQUITY
(IN THOUSANDS)
25,000
20,000
15,000
10,000
5,000
1995
1996
1997
1998
1999
2000
2001


TOTAL DEPOSITS
(IN THOUSANDS)
300,000
250,000
200,000
150,000
100,000
50,000
1995
1996
1997
1998
1999
2000
2001


NET INCOME
(IN THOUSANDS)
3,000
2,500
2,000
1,500
1,000
500
0
-500
1995
1996
1997
1998
1999
2000
2001

President's Letter



Dear Shareholders, Customers, and Friends,

The southern end of the Appalachian Mountains, where Appalachian Bancshares, Inc. serves, was settled shortly after the American Revolution in the early 1800's. It was during this time that state chartered banks and unchartered "free" banks began business in the United States.

Events that have taken place in our region over the past 200 years are astounding. The changes in Appalachia just during my lifetime would seem unbelievable to my great-grandparents. The banking environment has radically changed during this time with the addition of Federal Reserve System in 1913, federal and state banking regulations and the implementation of Federal Deposit Insurance in the 1930's. Most banking companies were locally owned and operated in our rural region until the 1980's. Larger banks began to expand their market share by buying and consolidating many rural banks. The mergers created a special desire for the friendly hometown banking atmosphere that was once enjoyed in our Appalachia region. This desire for local banking decisions inspired a group of citizens to organize and charter Gilmer County Bank. It started with 15 staff members and $5.6 million capital in March 1995. Today our bank holding company has assets totaling over $320 million, nearly 100 staff members, four full service offices located in Gilmer, Fannin and Union counties as well as our own data processing unit. The growth and change in our company are simply reflections of the popularity and continued population expansion in our beautiful Appalachian mountain region.

The directors, management and staff of your company are continually looking for ways to improve our services, and further embed our hometown values in the communities we serve. We believe that you as shareholders are the cornerstone of our company. A very strong Appalachia tradition is the passing of information by "word of mouth". Please continue to use the "word of mouth" system and tell others about your banking company and encourage them to bank with us.

We believe Appalachian Bancshares, Inc. will remain a vibrant, growing and profitable company as long as we base our core decision making on the strong Appalachia values of serving God, country, family and neighbors.

We are so appreciative of the people in our region, especially you as shareholders for giving us the opportunity to serve our area as a real community bank. A special thanks to our Staff members, Officers and Directors who put forth the extra effort to serve our customers on a daily basis.

I hope you enjoy seeing some of the beauty of Appalachia in the next few pages of this annual report. We consider ourselves fortunate to live and work in this wonderful place.

Sincerely,

Tracy Newton

Tracy Newton
President and CEO



Steeped in Tradition

Can a financial institution that is only six years old be steeped in tradition? Naturally! Especially when our officers have an average of 18 years banking experience, and our total staff has an average of 8 years banking experience.

Who can deny the influence of our surroundings, the heritage and values of our ancestors? Does it have an effect on our lives, our relationships, our business?

You bet it does.



Mountain traditions are borne through year after year of doing those things that are meaningful, enduring, and worthwhile...



Uniquely Adaptable

Understanding a customer's needs at different stages and in different life situations is key to what we do at Appalachian Bancshares, Inc. Even basic banking services can be adaptable and individualized. Our staff members understand our services and products and take the time to get to know their customers and develop a business relationship. They are therefore uniquely qualified to deliver personalized service and approach their role with thoughtfulness and enthusiasm.







Appalachia is constantly changing — in the new life of spring, the warmth of summer, the mellowness of autumn, the quietness of winter. Changing — but forever remaining the same.




GAP



A Vital Link

Appalachia – it's mountains and streams – provide a vital link in the southeast environment. It is a natural habitat, a source of strength and stability to the region.

At every Appalachian Community Bank, the environment has influenced our attitude, ideas, and integrity.

One of our goals at Appalachian Bancshares, Inc. is to be the vital link between our customers and their financial needs.







Appalachia's vital link to mankind—rushing rivers, quiet streams, wildlife, abundant forests, and valleys rich with fertile soil.

Simply Uncomplicated





Naturally! Our services are geared to the specific needs of the region. Banking simplified and personalized for the everyday needs of our customers. Yet adaptable for those times when more complex financial arrangements are required.





Living cannot get any more uncomplicated than in these hills and valleys. This is where "back to basics" starts and ends.





Independent Auditor's Report

To the Board of Directors and Shareholders
Appalachian Bancshares, Inc. and Subsidiaries
Ellijay, Georgia

We have audited the accompanying consolidated statements of financial condition of Appalachian Bancshares, Inc. (a Georgia corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Appalachian Bancshares, Inc. and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Birmingham, Alabama
February 15, 2002

Schauer Taylor Cox Vise + Morgan, P.C.
Schauer, Taylor, Cox, Vise & Morgan, P.C.

Consolidated Statements of Financial Condition

	2001	2000
Assets		
Cash and due from banks	$ 3,598,304	$ 5,119,438
Interest-bearing deposits with other banks	745,954	24,528
Federal funds sold	3,214,000	6,573,000
Cash and Cash Equivalents	7,558,258	11,716,966
Securities available-for-sale	49,393,717	32,540,634
Loans, net of unearned income	250,569,296	214,123,876
Allowance for loan losses	(2,995,362)	(2,210,603)
Net Loans	247,573,934	211,913,273
Premises and equipment, net	6,845,430	6,615,352
Accrued interest	2,498,992	2,454,079
Cash surrender value on life insurance	2,369,866	2,255,356
Intangible, net	1,991,891	2,109,638
Other assets	1,446,923	1,337,362
Total Assets	$ 319,679,011	$ 270,942,660
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing	$ 16,833,584	$ 8,900,815
Interest-bearing.	247,194,423	205,268,008
Total Deposits	264,028,007	214,168,823
Short-term borrowings	3,664,699	2,845,355
Accrued interest	1,266,946	1,361,896
Long-term debt	29,653,571	34,538,095
Other liabilities	474,598	359,004
Total Liabilities.	299,087,821	253,273,173
Shareholders' Equity		
Common stock, par value $0.01 per share, 20,000,000 shares authorized, 3,134,670 shares issued in 2001 and 3,110,248 shares issued in 2000	31,347	31,102
Paid-in capital	14,926,333	14,606,889
Retained earnings	7,827,893	5,289,795
Accumulated other comprehensive income (loss): net unrealized holding gains (losses) on securities available-for-sale, net of deferred income tax	60,822	(3,094)
Treasury stock, 253,000 shares at cost	(2,255,205)	(2,255,205)
Total Shareholders' Equity	20,591,190	17,669,487
Total Liabilities and Shareholders' Equity	$ 319,679,011	$ 270,942,660

Consolidated Statements of Income

	2001	2000	1999
Interest Income			
Interest and fees on loans	$ 22,111,485	$ 19,603,418	$ 13,807,798
Interest on investment securities:			
Taxable securities	1,743,440	1,702,529	1,388,750
Nontaxable securities	536,689	426,619	527,461
Interest on deposits in other banks	4,891	30,363	16,322
Interest on federal funds sold	366,870	207,125	398,972
Total Interest Income	24,763,375	21,970,054	16,139,303
Interest Expense			
Interest on deposits	11,294,581	10,919,158	8,249,918
Interest on federal funds purchased and securities sold under agreements to repurchase	100,124	389,080	112,368
Interest on long-term debt	2,280,122	2,017,015	776,485
Total Interest Expense	13,674,827	13,325,253	9,138,771
Net Interest Income	11,088,548	8,644,801	7,000,532
Provision for loan losses	1,294,500	921,940	880,000
Net Interest Income After Provision For Loan Losses	9,794,048	7,722,861	6,120,532
Noninterest Income			
Customer service fees	661,715	504,131	401,808
Insurance commissions.	60,665	45,566	54,198
Other operating income	668,645	619,911	379,477
Investment securities gains (losses)	146,976	(10,774)	9,430
Total Noninterest Income.	1,538,001	1,158,834	844,913
Noninterest Expenses			
Salaries and employee benefits	3,743,849	2,890,930	2,575,618
Occupancy expense	511,810	331,332	324,024
Furniture and equipment expense	457,306	375,673	338,150
Other operating expenses	3,118,398	2,782,551	2,323,177
Total Noninterest Expenses	7,831,363	6,380,486	5,560,969
Income before income taxes	3,500,686	2,501,209	1,404,476
Income tax expense	962,588	871,778	138,702
Net Income	$ 2,538,098	$ 1,629,431	$ 1,265,774
Earnings Per Common Share			
Basic	$ 0.89	$ 0.59	$ 0.48
Diluted	0.82	0.55	0.44
Cash Dividends Declared Per Common Share	$ 0.00	$ 0.00	$ 0.00
Weighted Average Shares Outstanding			
Basic	2,859,683	2,755,255	2,652,392
Diluted	3,081,276	2,968,926	2,847,050

Consolidated Statements of Shareholders' Equity

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at January 1, 1999	$6,835,940	$2,576,849	$2,394,590	$100,315	($428,000)	$11,479,694
Net income 1999	—	—	1,265,774	—	—	1,265,774
Unrealized losses on available-for-sale securities, net of reclassification adjustment, net of tax of $479,159	—	—	—	(887,711)	—	(887,711)
Comprehensive income	—	—	—	—	—	378,063
Proceeds from sale of common stock to 401(k) plan	87,670	263,010	—	—	—	350,680
Proceeds from exercise of options	22,000	33,243	—	—	—	55,243
Compensation on options granted	—	157,094	—	—	—	157,094
Balance at December 31, 1999	6,945,610	3,030,196	3,660,364	(787,396)	(428,000)	12,420,774
Net income 2000	—	—	1,629,431	—	—	1,629,431
Unrealized gains on available-for-sale securities, net of reclassification adjustment, net of tax of $425,490	—	—	—	784,302	—	784,302
Comprehensive income	—	—	—	—	—	2,413,733
Purchase of Treasury Stock	—	—	—	—	(1,827,205)	(1,827,205)
Change of par value from $5.00 to $0.01	(6,917,828)	6,917,828	—	—	—	—
Public offering sale of stock, net of issuance costs	3,066	4,359,081	—	—	—	4,362,147
Proceeds from sale of common stock to 401(k) plan	242	292,596	—	—	—	292,838
Proceeds from exercise of options	12	7,188	—	—	—	7,200
Balance at December 31, 2000	31,102	14,606,889	5,289,795	(3,094)	(2,255,205)	17,669,487
Net income 2001	—	—	2,538,098	—	—	2,538,098
Unrealized gains on available-for-sale securities, net of reclassification adjustment, net of tax of $31,379	—	—	—	63,916	—	63,916
Comprehensive income	—	—	—	—	—	2,602,014
Proceeds from sale of common stock to 401(k) plan	206	287,102	—	—	—	287,308
Proceeds from exercise of options	39	32,342	—	—	—	32,381
Balance at December 31, 2001	$ 31,347	$14,926,333	$ 7,827,893	$ 60,822	$(2,255,205)	$ 20,591,190

Consolidated Statements of Cash Flows

	2001	2000	1999
Operating Activities			
Net income	$ 2,538,098	$ 1,629,431	$ 1,265,774
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization, and accretion, net	861,950	556,373	473,259
Provision for loan losses	1,294,500	921,940	880,000
Deferred tax (benefit)	(181,725)	110,343	(117,947)
Realized security (gains) losses, net	(146,976)	10,774	(9,430)
Increase in cash surrender value on life insurance	(114,510)	(110,062)	(29,856)
Increase in accrued interest receivable	(44,913)	(712,093)	(422,385)
(Decrease) increase in accrued interest payable	(94,950)	545,908	150,105
Other	183,274	334,278	(348,944)
Net Cash Provided By Operating Activities	4,294,748	3,286,892	1,840,576
Investing Activities			
Proceeds from sales of securities available-for-sale	7,777,064	10,282,289	3,572,134
Proceeds from sales of securities held-to-maturity	—	—	834,523
Proceeds from maturity, calls and paydown of securities available-for-sale	19,540,135	1,151,386	9,251,517
Proceeds from maturity, calls and paydown of securities held-to-maturity	—	—	250,514
Purchase of securities available-for-sale	(44,027,017)	(8,405,098)	(20,815,665)
Purchase of securities held-to-maturity	—	—	(670,762)
Net increase in loans to customers	(37,068,598)	(45,726,054)	(39,991,882)
Capital expenditures, net	(878,572)	(3,230,277)	(250,252)
Proceeds from disposition of foreclosed real estate	89,839	—	—
Purchase of life insurance plan	—	—	(1,500,000)
Net Cash Used In Investing Activities	(54,567,149)	(45,927,754)	(49,319,873)
Financing Activities			
Net increase (decrease) in demand deposits, NOW accounts, and savings accounts	17,041,106	1,670,288	(4,602,526)
Net increase in certificates of deposit	32,818,078	25,768,879	27,470,704
Net increase (decrease) in short-term borrowings	819,344	(3,288,652)	3,628,231
Issuance of long-term debt	—	38,600,000	9,000,000
Repayment of long-term debt	(4,884,524)	(21,026,191)	(3,042,857)
Issuance of common stock	319,689	4,662,185	542,974
Purchase of treasury stock	—	(1,827,205)	—
Net Cash Provided By Financing Activities	46,113,693	44,559,304	32,996,526
Net increase (decrease) in cash and cash equivalents	(4,158,708)	1,918,442	(14,482,771)
Cash and cash equivalents at beginning of year	11,716,966	9,798,524	24,281,295
Cash and cash equivalents at end of year	$ 7,558,258	$ 11,716,966	$ 9,798,524

Selected Consolidated Financial Data

	Years Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands except per share data and ratios)				
Earnings Summary					
Interest income	$ 24,763	$ 21,970	$ 16,139	$ 11,271	$ 9,143
Interest expense	13,675	13,325	9,139	6,498	5,262
Net interest income	11,088	8,645	7,001	4,773	3,881
Provision for loan losses	1,294	922	880	300	480
Non-interest income	1,538	1,159	845	529	385
Non-interest expense	7,831	6,380	5,561	3,221	2,385
Applicable income taxes	963	872	139	572	383
Net income	2,538	1,629	1,266	1,208	1,018
Per Share Data					
(Retroactively adjusted to give effect to stock splits)					
Net income - basic	$ 0.89	$ 0.59	$ 0.48	$ 0.52	$ 0.44
Net income - diluted	0.82	0.55	0.44	0.49	0.44
Cash dividends	0.00	0.00	0.00	0.00	0.00
Shareholders' equity (book value) at period end	7.15	6.18	4.62	4.34	3.03
Consolidated Balance Sheet Data					
Loans	$250,569	$214,124	$169,106	$129,831	$ 84,584
Deposits	264,028	214,169	186,730	163,861	95,348
Average equity	19,821	15,045	11,950	8,925	6,392
Average assets	299,167	259,799	203,703	131,079	103,261
Total assets	319,679	270,943	223,315	189,745	112,181
Ratios					
Return on average assets	0.85%	0.63%	0.62%	0.92%	0.98%
Return on average equity	12.80	10.83	10.59	13.50	15.90
Dividend payout ratio	0.00	0.00	0.00	0.00	0.00
Average equity to average assets	6.63	5.79	5.87	6.80	6.19
Total capital	8.32	8.25	7.41	7.88	9.33
Tier 1 capital	7.16	7.22	6.34	6.64	8.23
Leverage ratio	5.87	5.72	5.22	4.99	6.40

From the Chairman



Appalachia Naturally. What an appropriate theme for our company and the region and people we serve. The content of this report was planned long before the tragic events that occurred in our homeland in 2001. In past years, the annual report has focused on our customers, our staff, and our services. Intertwined in this has been the underlying goal of our company – being a natural part of the community – doing business in a true community spirit.

The events of September 11, 2001 make us realize, more than ever, how precious our land and people are. It is natural that our country has experienced renewed patriotism, a caring and giving spirit, a commitment to protecting what our forefathers established for us. It is, therefore, appropriate that our theme encompasses the beauty of the part of America we call home – Appalachia.

If you have called our mountains "home" for your entire life, if you now call it home, or if you are a shareholder who believes in the integrity of our area, we hope you have enjoyed seeing Appalachia anew – naturally – in this report.

The land and its people cannot be separated. Our company and the community knows no separation. We are proud to be Americans, we are proud to be in Appalachia!

As always, please feel free to call on any of the Directors of Appalachian Bancshares, Inc. if you would like to know more about our company. We are always glad to hear from you.

Sincerely,

Frank E. "Butch" Jones
Chairman, Board of Directors

Appalachian Bancshares, Inc.
2001 Board of Directors
1st Row: Kent Sanford, Frank Jones, Tracy Newton, Joseph Hensley, Kenneth Warren.
2nd Row: Joe Sisson, Roger Futch, Charles Edmondson, Ronald Knight, Alan Dover.



Our Leadership



▲ Executive Officers
Alan May, Virginia Cochran, Tracy Newton



△ Appalachian Community Bank Blairsville
Frank Jones, David Boulware, Gary Davenport, Myron Turner



Gilmer County Bank ▷
Alan May, Virginia Cochran



▲ Appalachian Information Management, Inc.
Mark Mitton, Roger Futch, Dennis Vinson, Tracy Newton, Alan May



△ Appalachian Community Bank Blue Ridge
Charles Edmondson, Ruth Jordan, Jim Sisson



Corporate Information

Corporate Headquarters
Appalachian Bancshares, Inc.
829 Industrial Boulevard
PO Box G
Ellijay, Georgia 30540-0001

Notice of 2002 Annual Meeting
The Annual Meeting of Shareholders of Appalachian Bancshares, Inc. will be held on Tuesday, May 21, 2002 at 3:00 pm at the Corporate Headquarters. 829 Industrial Boulevard, Ellijay, Georgia 30540.

General Counsel
Smith, Gambrell & Russell, LLP
Atlanta, Georgia

Independent Auditors
Schauer, Taylor, Cox, Vise & Morgan, P.C.
Birmingham, Alabama

For Shareholder information contact
Appalachian Bancshares, Inc.
Mr. Alan May
829 Industrial Boulevard
Ellijay, Georgia 30540
706-276-8000

Shareholders of Record
Appalachian Bancshares, Inc. had 2,968,870 shares of Common Stock outstanding and 1,394 shareholders of record as of March 28, 2002

APPALACHIAN BANCSHARES INC.

BOARD OF DIRECTORS

Alan S. Dover
CEO/Owner
A.S. Dover Concrete, Inc.

Charles A. Edmondson
Agent
State Farm Insurance

Roger E. Futch
Executive Vice President/COO
Ellijay Telephone Company

Joseph C. Hensley
General Manager/CFO
U.S. Carrier Telecom, LLC

Frank E. Jones
Minister
Ellijay Church of Christ

J. Ronald Knight
President/Co-owner
Twin City Motors, Inc.

Tracy R. Newton
President/CEO/Director
Appalachian Bancshares, Inc.

Kent W. Sanford
EVP/COO/Director
Gilmer County Bank
Appalachian Community Bank
Appalachian Bancshares, Inc.

P. Joe Sisson
President/CEO
Sisson Corporation
Secretary, Appalachian Bancshares, Inc.

Kenneth D. Warren
President/Co-owner
Warren's Auto Sales, Inc.

MARKET INFORMATION
There is no established trading market for the Company's Common Stock, $.01 par value (the "Common Stock"), which has been traded inactively in private transactions. Therefore, no reliable information is available as to trades of the Common Stock or as to the prices at which Common Stock has traded. In 1998, Interstate/Johnson Lane Corporation was approved as market maker for the Company's Common Stock.

In May 1998 and April 2000, the Company effected a two-for-one share split of its Common Stock (the "Stock Split") in the form of a common stock dividend. All amounts presented in this Report and in the financial statements are adjusted to reflect the Stock Split. This net effect of the Stock Split did not change total shareholders' equity.

DIVIDENDS
The Bank is subject to restrictions on the payment of dividends under Georgia law and the regulations of the DBF. For the years ended December 31, 2001, 2000 and 1999, the Bank paid dividends to the Company of $250,000, $700,000 and $350,000, respectively, which were used by the Company for repayment of debt and other expenses.

The Company is also subject to limits on payment of dividends by the rules, regulations and policies of federal banking authorities. See "Supervision and Regulation – Dividends." The primary source of funds available for the payment of cash dividends by the Company are dividends from the Bank. There are various statutory and regulatory limitation on the payment of dividends by the Bank, as well as by the Company to its shareholders. No assurance can be given that any dividends will be declared by the Company in the future, or if declared, what amounts would be declared or whether such dividends would continue. The Company has not paid any dividends to date.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-KSB
ANNUAL REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2001 — Commission File No. 000-21383

APPALACHIAN BANCSHARES, INC.

(Name of Small Business Issuer in Its Charter)

Georgia	58-2242407
(State of Incorporation)	(I.R.S. Employer Identification Number)
829 Industrial Boulevard Ellijay, Georgia	30540
(Address of Principal Executive Offices)	(Zip Code)

(706) 276-8000
(Issuer's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Name of Exchange on Which Registered
None	N/A

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $0.01 par value per share

Check whether the issuer: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☐

The issuer's revenues for its most recent fiscal year were $26,301,376.

There is no established trading market for the registrant's capital stock. The aggregate market value of the stock held by non-affiliates of the registrant at March 28, 2002 was $42,390,418, based on a per share price of $17.00, which is the price of the last trade of which management is aware as of such date. Although directors and executive officers of the registrant were assumed to be "affiliates" of the registrant for purposes of this calculation, the classification is not to be interpreted as an admission of such status.

At March 28, 2002, there were 2,968,870 shares of the registrant's Common Stock outstanding.

Transitional Small Business Disclosure Format (check one): Yes ☐ No ☑

Documents Incorporated by Reference

Portions of the registrant's definitive Proxy Statement for the 2002 Annual Meeting of Shareholders are incorporated by reference into Part III of this Report.

APPALACHIAN BANCSHARES, INC.

2001 Form 10-KSB Annual Report

TABLE OF CONTENTS

PART I

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made in this Report and in documents incorporated by reference herein, including matters discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as oral statements made by the Company or its officers, directors or employees, may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements are based on Management's beliefs, current expectations, estimates and projections about the financial services industry, the economy and about the Company and the Bank in general. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements; however, this Report also contains other forward-looking statements in addition to historical information. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from historical results or from any results expressed or implied by such forward-looking statements. Such factors include, without limitation, (i) increased competition with other financial institutions, (ii) lack of sustained growth in the economy in Gilmer and Union Counties (iii) rapid fluctuations in interest rates, (iv) the inability of the Bank (as defined herein) to maintain regulatory capital standards, and (v) changes in the legislative and regulatory environment. Many of such factors are beyond the Company's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. The Company disclaims any obligation to update or revise any forward-looking statements contained in this Report, whether as a result of new information, future events or otherwise.

Item 1. Business

History and Development of the Company

Appalachian Bancshares, Inc. (the "Company" or "Registrant") is a bank holding company which engages in providing a full range of banking services through its commercial bank subsidiary: Appalachian Community Bank, formerly the two separate banks; Gilmer County Bank and Appalachian Community Bank. During 2001 the two former subsidiary banks merged to become one bank. For the immediate future, the separate locations will continue to operate under their former names as trade names (the Company's bank subsidiary is referred to as the "Bank"). The Company was incorporated as a business corporation in May 1996 under the laws of the State of Georgia for the purpose of acquiring 100% of the issued and outstanding shares of common stock of the formerly named Gilmer County Bank. In July 1996, the Company received approval from the Federal Reserve Bank of Atlanta (the "Federal Reserve") and the Georgia Department of Banking and Finance ("DBF") to become a bank holding company. In August 1996, the Company and Gilmer County Bank entered into a reorganization (the "Reorganization") pursuant to which the Company acquired 100% of the outstanding shares of Gilmer County Bank, and the shareholders of Gilmer County Bank became the shareholders of the capital stock of the Company.

On November 30, 1998, the Company completed an acquisition of First National Bank of Union County ("First National") from Century South Banks, Inc. ("Century South"). First National, renamed to Appalachian Community Bank during 1999, is a state chartered bank organized in 1981 with its main banking office located in Blairsville, Georgia. Pursuant to the terms of the acquisition agreement, the Company acquired First National, in a cash transaction, for a purchase price of $6.1 million, with the assumption of certain existing liabilities and assets of First National by Century South or certain of its affiliates. The Company funded a portion of the purchase price with the proceeds of a private placement of 132,500 shares of the Company's Common Stock to certain accredited investors. The aggregate gross proceeds of the private placement were $2.65 million. The Company funded the remainder of the purchase price through a new $3.6 million loan with The Bankers Bank.

As mentioned above, during 2001, the two previous bank subsidiaries, Gilmer County Bank and Appalachian Community Bank were merged. Gilmer County Bank, the surviving bank, simultaneously changed its name to Appalachian Community Bank. The merger was consummated to facilitate greater cost efficiencies of operations, centralized management, consistency of regulatory compliance and to provide a stronger capital base from which to serve the communities in our market areas. The name change of Gilmer County Bank was desired to more clearly depict the overall geographic region in which we service customers.

At December 31, 2001, the assets of the Company consisted primarily of its ownership of the capital stock of the Bank. Unless otherwise indicated, the information presented herein relating to the Company refers to the Company and the Bank on a consolidated basis.

The Company's executive office is located at 829 Industrial Boulevard, Ellijay, Georgia, and its telephone number at such location is (706) 276-8000.

Business of the Company

The Company is authorized to engage in any activity permitted by law to a corporation, subject to applicable federal and state regulatory restrictions on the activities of bank holding companies. The Company's holding company structure provides it with greater flexibility than the respective Bank would otherwise have to expand and diversify their business activities through newly formed subsidiaries, or through acquisitions. During the year 2000, Appalachian Information Management, Inc. ("AIM"), a Georgia corporation, was formed as a wholly-owned subsidiary of the Bank. AIM provides in-house data services to the Bank and offers data processing services to other institutions.

While management of the Company has no present plans to engage in any other business activities, management may from time to time study the feasibility of establishing or acquiring subsidiaries to engage in other business activities to the extent permitted by law.

The Bank

The formerly named Gilmer County Bank was organized in 1994 under the laws of the State of Georgia to conduct a commercial banking business in Gilmer County, Georgia. Gilmer County Bank was formed to meet the banking needs of individuals, small- to medium-sized businesses, and farmers, especially those engaged in apple and poultry production.

Gilmer County Bank was organized by a group of individuals from Gilmer County and the surrounding area and commenced business from its main office location at 829 Industrial Boulevard, Ellijay, Georgia on March 3, 1995. Gilmer County Bank operated in development stage prior to that time.

The former Appalachian Community Bank ("Appalachian") was organized in 1981 as an insured national bank chartered under the federal banking laws of the United States of America. During 1999, the Bank converted from a national bank to a state-chartered bank under the laws of the State of Georgia.

The Bank conducts business in four locations in three counties and has correspondent relationships with several banks including the Bankers Bank, SunTrust Bank, SouthTrust Bank and the Federal Home Loan Bank of Atlanta. The Bank's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Bank's branches located in Gilmer County operate under the trade name "Gilmer County Bank."

Banking Services and Operations

The Bank performs banking services customary for full service banks of similar size and character. Such services include the receipt of demand and time deposit accounts, the extension of personal and commercial loans and the furnishing of personal and commercial checking accounts. The Bank draws most of its customer deposits and conducts most of its lending transactions from and within a primary service area encompassing Gilmer County, Fannin County, Union County, Towns County, northern Pickens County, western Dawson County and southeastern Murray County, Georgia.

The principal business of the Bank is to attract and accept deposits from the public and to make loans and other investments. The principal sources of funds for the Bank's loans and investments are (1) demand, time, savings, and other deposits (including negotiable order of withdrawal ("NOW") accounts), (2) amortization and prepayment of loans granted, (3) sales to other lenders or institutions of loans or participation in loans, (4) fees paid by other lenders or institutions for servicing loans sold by the Bank to such lenders or institutions and (5) borrowings. The principal sources of income for the Bank are interest and fees collected on loans, including fees received for servicing loans sold to other lenders or institutions and, to a lesser extent, interest and dividends collected on other investments. The principal expenses of the Bank are (1) interest paid on savings and other deposits (including NOW accounts), (2) interest paid on borrowings by the Bank, (3) employee compensation, (4) office expenses and (5) other overhead expenses.

Employees

Except for the officers of the Company, who are also officers of the Bank, the Company does not have any employees. At December 31, 2001, the Bank had a total of 98 employees, 78 of which were full-time employees. The Company and the Bank are not parties to any collective bargaining agreements with employees, and management believes that employee relations are generally good.

Lending Activities

General. The Bank is authorized to make both secured and unsecured commercial and consumer loans to individuals, partnerships, corporations and other entities. The Bank's lending business consists principally of making secured real estate loans, including residential and commercial construction loans, and primary and secondary mortgage loans for the acquisition or improvement of personal residences. In addition, the Bank makes consumer loans to individuals and commercial loans to small and medium-sized businesses and professional concerns. Loans to the poultry industry constituted approximately 11.8% of the Bank's total loans at December 31, 2001.

The Bank has engaged in secondary-market mortgage activities, obtaining commitments, through intermediaries, from secondary mortgage purchasers to purchase mortgage loans originated by the Bank. Based on these commitments, the Bank originates mortgage loans on terms corresponding to such commitments and generates fee income to supplement its interest income. No mortgage loans are held by the Bank for resale nor are any loans held for mortgage servicing.

Real Estate Loans. Loans secured by real estate are the primary component of the Bank's loan portfolio, constituting approximately $202 million, or 81%, of the Bank's total loans at December 31, 2001. These loans consist of commercial real estate loans, construction and development loans and residential real estate loans, but exclude home equity loans, which are classified as consumer loans.

Commercial Loans. The Bank makes loans for commercial purposes to various lines of businesses. At December 31, 2001, the Bank held approximately $29 million, or 12% of the Bank's total loans, in commercial loans, excluding for these purposes commercial loans secured by real estate which are included in the real estate category above.

Consumer Loans. The Bank makes a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans, home equity loans and lines of credit, and revolving lines of credit such as credit cards. At December 31, 2001, the Bank held approximately $19 million in consumer loans, representing 8% of the Bank's total loans.

Loan Approval and Review. The Bank's loan approval policies provide for various levels of officer lending authority. When the aggregate outstanding loans to a single borrower exceeds that individual officer's lending authority, the loan request must be considered and approved by an officer with a higher lending limit or the officers' loan committee. Individual officers' lending limits range from $15,000 to $150,000, depending on seniority and the type of loan. The officers' loan committee, which consists of the president, executive vice president and senior lending officer, has a lending limit of $200,000 for secured loans. Loans between $200,000 and $500,000 must be approved by a directors' loan committee, which is made up of the president, the senior lending officer and three outside directors. Loans above $500,000 require approval by the majority of the full board of directors.

The Bank has a continuous loan review procedure involving multiple officers of the Bank that is designed to promote early identification of credit quality problems. All loan officers are charged with the responsibility of rating their loans and reviewing those loans on a periodic basis, the frequency of which increases as the quality of the loan decreases. The Bank has employed an in-house specialist to review all loans in excess of $100,000 and to periodically sample loans of $100,000 and less.

Deposits

The Bank offers a variety of deposit programs to individuals and to small to medium-sized businesses and other organizations at interest rates generally consistent with local market conditions. The Bank is authorized to accept and pay interest on deposits from individuals, corporations, partnerships and any other types of legal entities, including fiduciaries (such as private trusts). Qualified deposits are insured by the FDIC in an amount up to $100,000.

The following table sets forth the mix of depository accounts at the Bank as a percentage of total deposits at December 31, 2001.

Deposit Mix

	December 31, 2001
Non-interest bearing demand	6.38%
Interest-bearing demand	17.11%
Savings	14.56%
Time Deposits	43.70%
Certificates of Deposit of $100,000 or more	18.25%
Total	100.00%

The Bank is a member of the Cirrus ATM network of automated teller machines, which permits the Bank's customers to perform certain transactions in numerous cities throughout Georgia and in other states. The Bank's charter provides for trust powers but only upon application to the DBF. To date, the Bank has not submitted and has no plans to submit such an application.

Competition and Market Area

The banking business is highly competitive. The Bank competes with other commercial banks, thrift institutions, credit unions, and money market mutual fund providers operating in Ellijay, Gilmer County and Blairsville, Union County, Georgia and elsewhere. Some banks with which the Bank competes have significantly greater resources and higher lending limits (by virtue of their greater capitalization). Credit unions and money market mutual fund providers with which the Bank competes may have competitive advantages as a result of being subject to different, and possibly less stringent, regulatory requirements.

The Bank serves the areas of Gilmer County, southwestern Fannin County, northern Pickens County, western Dawson County, southeastern Murray County, Union County, Towns County and Fannin County, Georgia.

As of December 31, 2001, three non-locally owned banks had offices in Gilmer County and two locally owned banks had offices in Blairsville. B B & T, a bank holding company headquartered in Winston-Salem, North Carolina, operates a full service branch and a separate drive-thru facility in Gilmer County. Regions Bank, an Alabama bank holding company, operates one office in Gilmer County. United Community Bank, a branch of Peoples Bank in Fannin County, maintains a branch office in Gilmer County. Bank of Blairsville, a branch of Bank of Hiawassee, operates an office in Blairsville. Union County Bank, headquartered in Blairsville, operates an office in Blairsville. In addition, many local businesses and individuals have deposits outside the primary service areas of the Bank.

Monetary Policies

The results of operations of the Company and the Bank are significantly affected by the credit policies of monetary authorities, particularly the Board of Governors of the Federal Reserve System. The instruments of monetary policy employed by the Federal Reserve include open market operations in U.S. government securities, changes in discount rates on member bank borrowings, and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, as well as the effect of action by monetary and fiscal authorities, including the Federal Reserve System, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand, or the business and earnings of the Bank.

SUPERVISION AND REGULATION

General

The Company and the Bank operate in a highly regulated environment, and their business activities are governed by statute, regulation and administrative policies. The business activities of the Company and the Bank are closely supervised by a number of regulatory agencies, including the Federal Reserve Board, the Georgia Department of Banking and Finance (the "Georgia Banking Department") and the FDIC. In addition, the Company is subject to certain periodic reporting and disclosure requirements of the Securities and Exchange Commission.

The Company is regulated by the Federal Reserve Board under the federal Bank Holding Company Act of 1956, as amended, which requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring more than 5% of the voting shares of any bank or all or substantially all of the assets of a bank, and before merging or consolidating with another bank holding company. The Federal Reserve Board (pursuant to regulation and published policy statements) has maintained that a bank holding company must serve as a source of financial strength to its subsidiary banks. In adhering to the Federal Reserve Board policy, the Company may be required to provide financial support to a subsidiary bank at a time when, absent such Federal Reserve Board policy, the Company may not deem it advisable to provide such assistance.

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, restrictions on interstate acquisition of banks by bank holding companies were repealed, such that the Company, or any other bank holding company located in Georgia, may acquire a bank located in any other state, and a bank holding company located outside Georgia may acquire any Georgia-based bank, in either case subject to certain deposit percentage and other restrictions. The legislation also provides that, unless an individual state has elected to prohibit out-of-state banks from operating interstate branches within its territory, adequately capitalized and managed bank holding companies will be able to consolidate their multistate bank operations into a single bank subsidiary and to branch interstate through acquisitions.

De novo branching by an out-of-state bank is permitted only if it is expressly permitted by the laws of the host state. The authority of a bank to establish and operate branches within a state remains subject to applicable state branching laws. The legislature of the State of Georgia has enacted an interstate banking statute which allows bank holding companies located throughout the United States to acquire banks and bank holding companies located in Georgia under certain conditions. Such legislation has had the effect of increasing competition among financial institutions in the Bank's market area and in the State of Georgia generally.

Georgia banks are permitted by statute to branch statewide. Such branch banking, however, is subject to prior approval by the Georgia Banking Department and the FDIC. Any approval by the Georgia Banking Department and the FDIC would take into consideration several factors, including the Bank's level of capital, the prospects and economics of the proposed branch office, the overall financial condition and safety and soundness of the applicant bank, and other considerations deemed relevant by the Georgia Banking Department and the FDIC for purposes of determining whether approval should be granted to open a branch office.

A bank holding company which has not elected to become a financial holding company under the Gramm-Leach-Bliley Act, as discussed below, will generally be prohibited from acquiring control of any company which is not a bank and from engaging in any business other than the business of banking or managing and controlling banks. However, bank holding companies may still engage in certain activities which have been identified by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto and thus permissible for bank holding companies.

The list of permissible nonbanking activities includes the following activities: extending credit and servicing loans; acting as investment or financial advisor to any person, with certain limitations; leasing personal and real property or acting as a broker with respect thereto; providing management and employee benefits consulting advice and career counseling services to nonaffiliated banks and nonbank depository institutions; operating certain nonbank depository institutions; performing certain trust company functions; providing certain agency transactional services, including securities brokerage services, riskless principal transactions, private placement services, and acting as a futures commission merchant; providing data processing and data transmission services; acting as an insurance agent or underwriter with respect to limited types of insurance; performing real estate appraisals; arranging commercial real estate equity financing; providing check-guaranty, collection agency and credit bureau services; engaging in asset management, servicing and collection activities; providing real estate settlement services; acquiring certain debt which is in default; underwriting and dealing in obligations of the United States, the states and their political subdivisions; engaging as a principal in foreign exchange trading and dealing in precious metals; providing other support services such as courier services and the printing and selling of checks; and investing in programs designed to promote community welfare.

In determining whether an activity is so closely related to banking as to be permissible for bank holding companies, the Federal Reserve Board is required to consider whether the performance of such activities by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition and gains in efficiency, that outweigh such possible adverse effects as undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices. Generally, bank holding companies must obtain approval of the Federal Reserve Board to engage in any activity not previously approved by the Federal Reserve Board or to modify in any material respect an activity for which Federal Reserve Board approval had been obtained.

Georgia law requires every bank holding company to obtain the prior approval of the Georgia Banking Department before acquiring more than 5% of the voting shares of any Georgia bank or all or substantially all of the assets of a Georgia bank, or before merging or consolidating with any Georgia bank holding company. A bank holding company is generally prohibited from acquiring ownership or control of 5% or more of the voting shares of any Georgia bank unless the Georgia bank to be acquired has been in existence and continuously operating, on the date of the acquisition, for a period of five years or more.

Georgia law contains provisions that limit interest rates that may be charged by banks and other lenders on certain types of loans. Numerous exceptions exist to the general interest limitations imposed by Georgia law. The relative importance of these interest limitation laws to the financial operations of the Bank will vary from time to time, depending upon a number of factors, including conditions in the money markets, the cost and availability of funds and prevailing interest rates.

Pursuant to Georgia law, no person or group of persons may, directly or indirectly or acting by or through one or more persons, purchase or acquire a controlling interest in any financial institution which would result in the change in control of that financial institution unless the Georgia Banking Department first shall have approved such proposed acquisition. A person or group will be deemed to have acquired "control" of a bank if the person or group directly or indirectly, or acting through one or more other persons, has the power to direct the management or policies of the financial institution or to vote 26% or more of any class of voting securities of the financial institution.

Gramm-Leach-Bliley

The Gramm-Leach-Bliley Act, also known as the Financial Services Modernization Act of 1999 ("GLBA"), enacted in 1999, enables bank holding companies to acquire insurance companies and securities firms and effectively repeals depression-era laws, which prohibited the affiliation of banks and these other financial services entities under a single holding company. Bank holding companies, and other types of financial services entities, may elect to become financial holding companies under the new law, which will enable them to offer virtually any type of financial service, or services incident to financial services, including banking, securities underwriting, merchant banking and insurance (both underwriting and agency services). The new financial services authorized by the GLBA also may be engaged in by a "financial subsidiary" of a national or state bank, with the exception of insurance or annuity underwriting, insurance company portfolio investments, real estate investment and development, and merchant banking, all of which must be conducted under the financial holding company.

To become a financial holding company, a bank holding company must provide notice to the Federal Reserve Board of its desire to become a financial holding company, and certify to the Federal Reserve Board that each of its bank subsidiaries is "well-capitalized," "well-managed" and has at least a "satisfactory" rating under the Community Reinvestment Act.

The GLBA establishes a system of functional regulation, under which the Federal Reserve Board will regulate the banking activities of financial holding companies and other federal banking regulators will regulate banks' financial subsidiaries. The SEC will regulate securities activities of financial holding companies and state insurance regulators will regulate their insurance activities. The GLBA also provides new protections against the transfer and use by financial institutions of consumers' non-public, personal information.

The implementation of the act increases competition in the financial services sector by allowing many different entities, including banks and bank holding companies, to affiliate and/or to merge with other financial services entities and cross-sell their financial products in order to better serve their current and prospective customers. At this time, the Company does not intend to seek qualification as a financial holding company or to enter into these additional financial services areas.

Dividends

The Company is a legal entity separate and distinct from the Bank. The principal source of cash flow for the Company is dividends from the Bank. There are various statutory and regulatory limitations on the payment of dividends by the Bank, as well as dividends paid by the Company to its shareholders.

The payment of dividends by the Company and the Bank may be affected or limited by regulatory requirements and policies, such as the maintenance of adequate capital. If, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which could include the payment of dividends depending on the institution's financial condition), such authority may require, after notice and hearing, that the bank cease and desist from such practice. The FDIC and the Federal Reserve Board have issued policy statements that provide, generally, that insured banks and bank holding companies should only pay dividends out of current operating earnings. The Federal Reserve has issued a policy statement to the same effect for bank holding companies. In addition, all insured depository institutions are subject to the capital-based limitations required by the Federal Deposit Insurance Corporation Improvement Act of 1991, as discussed below.

Under Georgia law, the Bank must obtain approval of the Georgia Banking Department before they may pay cash dividends out of retained earnings if (1) the total classified assets at the most recent examination of such bank exceed 80% of the equity capital, (2) the aggregate amount of dividends declared or anticipated to be declared in the calendar year exceeds 50% of the net profits, after taxes but before dividends, for the previous calendar year, or (3) the ratio of equity capital to adjusted assets is less than 6%.

Capital Adequacy Requirements

Both the Company and the Bank are subject to regulatory capital requirements imposed by the Federal Reserve Board and the FDIC. The Federal Reserve Board and the FDIC have issued risk-based capital guidelines for bank holding companies and banks which make regulatory capital requirements more sensitive to differences in risk profiles of various banking organizations. The capital adequacy guidelines issued by the Federal Reserve Board are applied to bank holding companies, on a consolidated basis with the banks owned by the holding company, as well as to state member banks. The FDIC's risk capital guidelines apply directly to national banks regardless of whether they are a subsidiary of a bank holding company. Both agencies' requirements (which are substantially similar), provide that banking organizations must have capital equivalent to at least 8% of risk-weighted assets. The risk weights assigned to assets are based primarily on credit risks. Depending upon the risk level of a particular asset, it is assigned to a risk category. For example, securities with an unconditional guarantee by the United States government are assigned to the lowest risk category, while a risk weight of 50% is assigned to loans secured by owner-occupied one to four family residential mortgages provided that certain conditions are met. The aggregate amount of assets assigned to each risk category is multiplied by the risk weight assigned to that category to determine the weighted values, which are added together to determine total risk-weighted assets.

The Federal Reserve Board and the FDIC have also implemented minimum capital leverage ratios to be used in tandem with the risk-based guidelines in assessing the overall capital adequacy of banks and bank holding companies. Under these rules, banking institutions must maintain a ratio of at least 3% "Tier 1" capital to total weighted risk assets (net of goodwill, certain intangible assets, and certain deferred tax assets). Tier 1 capital includes common shareholders equity, noncumulative perpetual preferred stock and related surplus, and minority interests in the equity accounts of consolidated subsidiaries.

Both the risk-based capital guidelines and the leverage ratio are minimum requirements. They are applicable to all banking institutions unless the applicable regulating authority determines that different minimum capital ratios are appropriate for a particular institution based upon its circumstances. Institutions operating at or near these ratios are expected to have well-diversified risks, excellent control systems, high asset quality, high liquidity, good earnings, and in general must be considered strong banking organizations, rated composite 1 under the CAMELS rating system of banks or the BOPEC rating system of bank holding companies.

The Federal Reserve Board requires bank holding companies without a BOPEC-1 rating to maintain a ratio of at least 4% Tier 1 capital to total assets; furthermore, banking organizations with supervisory, financial, operational, or managerial weaknesses, as well as organizations that are anticipating or experiencing significant growth, are expected to maintain capital ratios well above the 3% and 4% minimum levels.

The FDIC has also adopted a rule substantially similar to that issued by the Federal Reserve Board, that establishes a minimum leverage ratio of 3% and provides that FDIC-regulated banks with anything less than a CAMELS-1 rating must maintain a ratio of at least 4%. In addition, the FDIC rule specifies that a depository institution operating with less than the applicable minimum leverage capital requirement will be deemed to be operating in an unsafe and unsound manner unless the institution is in compliance with a plan, submitted to and approved by the FDIC, to increase the ratio to an appropriate level. Finally, the FDIC requires any insured depository institution with a leverage ratio of less than 2% to enter into and be in compliance with a written agreement between it and the FDIC (or the primary regulator, with the FDIC as a party to the agreement). Such an agreement should contemplate immediate efforts to acquire the capital required to increase the ratio to an appropriate level. Institutions that fail to enter into or maintain compliance with such an agreement will be subject to enforcement action by the FDIC.

The risk-based capital guidelines of the Federal Reserve Board and the FDIC explicitly include provisions regarding a bank's exposure to declines in the economic value of its capital due to changes in interest rates to ensure that the guidelines take adequate account of interest rate risk. Interest rate risk is the adverse effect that changes in market interest rates may have on a bank's financial condition and is inherent to the business of banking. The exposure of a bank's economic value generally represents the change in the present value of its assets, less the change in the value of its liabilities, plus the change in the value of its interest rate off-balance sheet contracts. Concurrently, the agencies issued a joint policy statement to bankers, effective June 26, 1996, to provide guidance on sound practices for managing interest rate risk. In the policy statement, the agencies emphasize the necessity of adequate oversight by a bank's Board of Directors and senior management and of a comprehensive risk management process. The policy statement also describes the critical factors affecting the agencies' evaluations of a bank's interest rate risk when making a determination of capital adequacy. The agencies' risk assessment approach used to evaluate a bank's capital adequacy for interest rate risk relies on a combination of quantitative and qualitative factors. Banks that are found to have high levels of exposure and/or weak management practices will be directed by the agencies to take corrective action.

The Federal Reserve Board and the FDIC have added a provision to the risk-based capital guidelines that supplements and modifies the usual risk-based capital calculations to ensure that institutions with significant exposure to market risk maintain adequate capital to support that exposure. Market risk is the potential loss to an institution resulting from changes in market prices. The modifications are intended to address two types of market risk: general market risk, which includes changes in general interest rates, equity prices, exchange rates, or commodity prices, and specific market risk, which includes particular risks faced by the individual institution, such as event and default risks. The provision defines a new category of capital, Tier 3, which includes certain types of subordinated debt. The provision automatically applies only to those institutions whose trading activity, on a worldwide consolidated basis, equals either (i) 10% or more of total assets or (ii) $1 billion or more, although the agencies may apply the provision's requirements to any institution for which application of the new standard is deemed necessary or appropriate for safe banking practices. For institutions to which the modifications apply, Tier 3 capital may not be included in the calculation rendering the 8% credit risk ratio; the sum of Tier 2 and Tier 3 capital may not exceed 100% of Tier 1 capital; and Tier 3 capital is used in both the numerator and denominator of the normal risk-based capital ratio calculation to account for the estimated maximum amount that the value of all positions in the institution's trading account, as well as all foreign exchange and commodity positions, could decline within certain parameters set forth in a model defined by the statute. Furthermore, covered institutions must "backtest," comparing the actual net trading profit or loss for each of its most recent 250 days against the corresponding measures generated by the statutory model. Once per quarter, the institution must identify the number of times the actual net trading loss exceeded the corresponding measure and must then apply a statutory multiplication factor based on that number for the next quarter's capital charge for market risk.

Prompt Corrective Action

The Federal Deposit Insurance Corporation Improvement Act of 1991 (the "FDICIA"), provides for a number of reforms relating to the safety and soundness of the deposit insurance system, supervision of domestic and foreign depository institutions and improvement of accounting standards. One element of the FDICIA provides for the development of a regulatory monitoring system requiring prompt action on the part of banking regulators with regard to certain classes of undercapitalized institutions. While the FDICIA does not change any of the minimum capital requirements, it directs each of the federal banking agencies to issue regulations putting the monitoring plan into effect. The FDICIA creates five "capital categories" ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized") which are defined in the FDICIA and are used to determine the severity of corrective action the appropriate regulator may take in the event an institution reaches a given level of undercapitalization. For example, an institution which becomes "undercapitalized" must submit a capital restoration plan to the appropriate regulator outlining the steps it will take to become adequately capitalized. Upon approving the plan, the regulator will monitor the institution's compliance. Before a capital restoration plan will be approved, any entity controlling a bank (i.e., a holding company) must guarantee compliance with the plan until the institution has been adequately capitalized for four consecutive calendar quarters. The liability of the holding company is limited to the lesser of five percent of the institution's total assets or the amount which is necessary to bring the institution into compliance with all capital standards. In addition, "undercapitalized" institutions will be restricted from paying management fees, dividends and other capital distributions, will be subject to certain asset growth restrictions and will be required to obtain prior approval from the appropriate regulator to open new branches or expand into new lines of business.

As an institution's capital levels decline, the extent of action to be taken by the appropriate regulator increases, restricting the types of transactions in which the institution may engage and ultimately providing for the appointment of a receiver for certain institutions deemed to be critically undercapitalized.

The OCC, the Federal Reserve Board and the FDIC have established regulations which, among other things, prescribe the capital thresholds for each of the five capital categories established by the Act. The following table reflects the capital thresholds:

Well capitalized[1]	≥10%	≥ 6%	≥5%
Adequately Capitalized[1]	≥ 8%	≥ 4%	≥4% [2]
Undercapitalized[4]	< 8%	< 4%	< 4% [3]
Significantly Undercapitalized[4]	< 6%	< 3%	< 3%
Critically Undercapitalized	—	—	≤2% [5]

(1) An institution must meet all three minimums.

(2) ≥ 3% for composite 1-rated institutions, subject to appropriate federal banking agency guidelines.

(3) < 3% for composite 1-rated institutions, subject to appropriate federal banking agency guidelines.

(4) An institution falls into this category if it is below the specified capital level for any of the three capital measures.

(5) Ratio of tangible equity to total assets.

In addition, the Federal Reserve Board and the FDIC have adopted regulations, pursuant to the FDICIA, defining operational and managerial standards relating to internal controls, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. Both the capital standards and the safety and soundness standards which the FDICIA seeks to implement are designed to bolster and protect the deposit insurance fund.

Reporting Requirements

As a bank holding company, the Company is required to file with the Federal Reserve Board an annual report of its operations at the end of each fiscal year and such additional information as the Federal Reserve Board may require pursuant to the Act. The Federal Reserve Board may also make examinations of the Company and each of its subsidiaries.

The scope of regulation and permissible activities of the Company and the Bank is subject to change by future federal and state legislation. In addition, regulators sometimes require higher capital levels on a case-by-case basis based on such factors as the risk characteristics or management of a particular institution. The Company and the Bank are not aware of any attributes of their operating plan that would cause regulators to impose higher requirements.

SELECTED STATISTICAL INFORMATION

The following tables set forth certain statistical information and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations contained in this Report and the Company's consolidated financial statements and notes thereto beginning at page F-1 of this Report. The average statistical data presented in this report are generally based on daily average balances.

Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential

The table below shows, for the periods indicated, the daily average balances outstanding for the major categories of interest-bearing assets and interest-bearing liabilities, and the average interest rate earned or paid thereon. Such yields are calculated by dividing income or expense by the average balance of the corresponding assets or liabilities.

Average Balances, Interest Income/Expense and Yields/Rates
Taxable Equivalent Basis

	Years Ended December 31,								
	2001			2000			1999		
	Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates
	(Dollars in thousands)								
Assets									
Earning assets:									
Loans, net of unearned income (1)	$234,031	$ 22,168	9.47%	$204,436	$ 19,633	9.60%	$150,691	$ 13,827	9.18%
Securities:									
Taxable	28,212	1,743	6.18	26,632	1,703	6.39	22,500	1,389	6.17
Tax-exempt	12,250	816	6.66	7,761	649	8.36	10,692	802	7.50
Total securities	40,462	2,559	6.32	34,393	2,352	6.84	33,192	2,191	6.60
Interest-bearing deposits	387	5	1.29	515	30	5.83	258	16	6.20
Federal funds sold	6,004	367	6.11	3,694	208	5.63	7,399	399	5.39
Total interest-earning assets (2)	280,884	25,099	8.94	243,038	22,223	9.14	191,540	16,433	8.58
Non interest-earning assets:									
Cash and due from banks	5,190			3,849			4,644		
Premises and equipment	6,791			5,783			3,835		
Accrued interest and other assets	8,889			9,274			5,467		
Allowance for loan losses	(2,587)			(2,145)			(1,783)		
Total assets	$299,167			$259,799			$203,703		
Liabilities and Shareholders' Equity									
Interest-bearing liabilities:									
Demand deposits	$ 39,100	996	2.55%	$ 47,011	1,983	4.22%	$ 46,222	1,857	4.02%
Savings deposits	35,513	1,075	3.03	28,628	1,227	4.29	31,017	1,256	4.05
Time deposits	153,348	9,224	6.02	120,433	7,710	6.40	88,228	5,137	5.82
Total deposits	227,961	11,295	4.95	196,072	10,920	5.57	165,467	8,250	4.99
Other short-term borrowings	2,278	100	4.39	6,860	389	5.67	2,498	112	4.48
Long-term debt	33,028	2,280	6.90	29,024	2,017	6.95	12,798	777	6.07
Total interest-bearing liabilities	263,267	13,675	5.19	231,956	13,326	5.75	180,763	9,139	5.06
Noninterest-bearing liabilities:									
Demand deposits	13,972			10,715			9,558		
Accrued interest and other liabilities	2,107			2,083			1,432		
Shareholders' equity	19,821			15,045			11,950		
Total liabilities and shareholders' equity	$299,167			$259,799			$203,703		
Net interest income/net interest spread		11,424	3.75%		8,897	3.39%		7,294	3.52%
Net yield on earning assets			4.07%			3.67%			3.81%
Taxable equivalent adjustment:									
Loans		57			30			19	
Investment securities		279			222			274	
Total taxable equivalent adjustment		336			252			293	
Net interest income		$ 11,088			$ 8,645			$ 7,001	

(1) Average loans include nonaccrual loans. All loans and deposits are domestic.
(2) Tax equivalent adjustments have been based on an assumed tax rate of 34 percent, and do not give effect to the disallowance for federal income tax purpose of interest expense related to certain tax-exempt earning assets.

The following tables set forth, for the years ended December 31, 2001, 2000 and 1999 a summary of the changes in interest income and interest expense resulting from changes in interest rates and in changes in the volume of earning assets and interest-bearing liabilities, segregated by category. The change due to volume is calculated by multiplying the change in volume by the prior year's rate. The change due to rate is calculated by multiplying the change in rate by the prior year's volume. The change attributable to both volume and rate is calculated by multiplying the change in volume by the change in rate. Figures are presented on a taxable equivalent basis.

Rate/Volume Variance Analysis
Taxable Equivalent Basis

	Average Volume			Change in Volume		Average Rate		
	2001	2000	1999	2001-2000	2000-1999	2001	2000	1999
Earning assets:				(Dollars in thousands)				
Loans, net of unearned income (1)	$ 234,031	$ 204,436	$ 150,691	$ 29,595	$ 53,745	9.47%	9.60%	9.18%
Investment Securities:								
Taxable	28,212	26,632	22,500	1,580	4,132	6.18	6.39	6.17
Tax exempt	12,250	7,761	10,692	4,489	(2,931)	6.66	8.36	7.50
Total investment securities	40,462	34,393	33,192	6,069	1,201	6.32	6.84	6.60
Interest-bearing deposits with other banks	387	515	258	(128)	257	1.29	5.83	6.20
Federal funds sold	6,004	3,694	7,399	2,310	(3,705)	6.11	5.63	5.39
Total earning assets	$ 280,884	$ 243,038	$ 191,540	$ 37,846	$ 51,498	8.94	9.16	8.58
Interest-bearing liabilities:								
Deposits:								
Demand	$ 39,100	$ 47,011	$ 46,222	$ (7,911)	$ 789	2.55	4.22	4.02
Savings	35,513	28,628	31,017	6,885	(2,389)	3.03	4.29	4.05
Time	153,348	120,433	88,228	32,915	32,205	6.02	6.40	5.82
Total deposits	227,961	196,072	165,467	31,889	30,605	4.95	5.57	4.99
Other short-term borrowings	2,278	6,860	2,498	(4,582)	4,362	4.39	5.67	4.48
Long-term debt	33,028	29,024	12,798	4,004	16,226	6.90	6.95	6.07
Total interest-bearing liabilities	$ 263,267	$ 231,956	$ 180,763	$ 31,311	$ 51,193	5.19	5.75	5.06
Net interest income/net interest spread						3.75	3.39	3.52
Net yield on earning assets						4.07	3.67	3.81
Net cost of funds						4.87	5.48	4.77

	Interest Income/Expense			Variance		Variance Attributed to (1)			
						2001		2000	
	2001	2000	1999	2001-2000	2000-1999	Volume	Rate	Volume	Rate
Earning assets:				(Dollars in thousands)					
Loans, net of unearned income	$ 22,168	$ 19,633	$ 13,827	$ 2,535	$ 5,806	$ 2,804	$ (269)	$ 5,146	$ 660
Investment Securities:									
Taxable	1,743	1,703	1,389	40	314	98	(58)	263	51
Tax exempt	816	649	802	167	(153)	319	(152)	(238)	85
Total investment securities	2,559	2,352	2,191	207	161	417	(210)	25	136
Interest-bearing deposits with other banks	5	30	16	(25)	14	(6)	(19)	15	(1)
Federal funds sold	367	208	399	159	(191)	140	19	(208)	17
Total earning assets	25,099	22,223	16,433	2,876	5,790	3,355	(479)	4,945	845
Interest-bearing liabilities:									
Deposits:									
Demand	996	1,983	1,857	(987)	126	(294)	(693)	32	94
Savings	1,075	1,227	1,256	(152)	(29)	256	(408)	(101)	72
Time	9,224	7,710	5,137	1,514	2,573	1,996	(482)	2,021	552
Total deposits	11,295	10,920	8,250	375	2,670	1,958	(1,583)	1,952	718
Other short-term borrowings	100	389	112	(289)	277	(216)	(73)	240	37
Long-term debt	2,280	2,017	777	263	1,240	278	(15)	1,113	127
Total interest-bearing liabilities	13,675	13,326	9,139	349	4,187	2,020	(1,671)	3,305	882
Net interest income/net interest spread	$ 11,424	$ 8,897	$ 7,294	$ 2,527	$ 1,603	$ 1,335	$ 1,192	$ 1,640	$ (37)

(1) The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Securities Portfolio

The carrying amount of securities at the end of each of the years presented is set forth in the following table:

Securities Portfolio

	December 31, 2001	December 31, 2000	December 31, 1999
	(In thousands)		
Securities Available-for-Sale:			
U.S. Treasury and U.S. Government agencies	$ 14,691	$ 16,558	$ 16,843
Mortgage-backed securities	19,340	6,149	6,248
State and municipal securities	13,805	8,276	4,717
Equity securities	1,558	1,558	728
Total	$ 49,394	$ 32,541	$ 28,536
Securities Held-to-Maturity:			
State and municipal securities	$ —	$ —	$ 5,800

Average taxable securities were 69.7% of the portfolio in 2001 compared to the prior year levels of 77.4% in 2000 and 67.8% in 1999. The increase in tax exempt securities from 2000 to 2001 reflects the Bank's intent to reduce the effect of federal income taxation.

The maturities and weighted average yields of the investments in the 2001 portfolio of securities are presented below. The average maturity of the securities portfolio is 5.3 years with an average yield of 6.09%. Taxable equivalent adjustments (using a 34 percent tax rate) have been made in calculating yields on tax-exempt obligations. Equity securities have been excluded since these instruments have no maturity date.

Security Portfolio Maturity Schedule

	Maturing: Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Amounts in thousands, except percentages)							
Securities Available-for-Sale:								
U.S. Government agencies	$ 7,609	5.59%	$ 3,607	5.22%	$ 3,475	6.23%	$ —	0.00%
Mortgage-backed	1,855	2.54	14,750	5.73	2,735	5.91	—	0.00
State and municipal	—	0.00	1,701	6.98	3,137	7.27	8,967	7.59
Equity securities	—	0.00	—	0.00	—	0.00	1,558	5.22
	$ 9,464	4.99	$ 20,058	5.74	$ 9,347	6.49	$ 10,525	7.24

There were no securities held by the Bank of which the aggregate value on December 31, 2001, exceeded ten percent of shareholders' equity at that date. (Securities which are payable from and secured by the same source of revenue or taxing authority are considered to be securities of a single issuer. Securities of the U.S. Government and U.S. Government agencies and corporations are not included.)

Loan Portfolio

The following table shows the classification of loans by major category at December 31, 2001, and for each of the preceding four years.

Types of Loans

	December 31,									
	2001		2000		1999		1998		1997	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)									
Commercial, financial and agricultural	$ 29,092	11.6%	$ 36,320	17.0%	35,375	20.9%	$ 26,883	20.7%	$ 16,536	19.5%
Real estate - construction	54,255	21.7	22,057	10.3	13,941	8.2	8,543	6.6	5,119	6.1
Real estate - other (1)	147,852	59.0	136,718	63.8	103,413	61.2	78,965	60.8	50,928	60.2
Consumer	19,370	7.7	17,254	8.1	15,026	8.9	13,743	10.6	10,835	12.8
Other loans	—	0.0	1,775	0.8	1,351	0.8	1,697	1.3	1,166	1.4
	250,569	100.0%	214,124	100.0%	169,106	100.0%	129,831	100.0%	84,584	100.0%
Allowance for loan losses	(2,995)		(2,211)		(1,849)		(1,686)		(930)	
Net loans	$247,574		$ 211,913		$ 167,257		$128,145		$ 83,654	

(1) The "real estate - other" category includes multi-family residential, home equity, commercial real estate and undeveloped agricultural real estate loans.

The following table shows the maturity distribution of selected loan classifications at December 31, 2001, and an analysis of these loans maturing in over one year.

Selected Loan Maturity and Interest Rate Sensitivity

	Maturity				Rate Structure for Loans Maturing Over One Year	
	One Year or Less	Over One Year Through Five Years	Over Five Years	Total	Predetermined Interest Rate	Floating or Adjustable Rate
	(Amounts in thousands)					
Commercial, financial and agricultural	$ 12,995	$ 14,221	$ 1,876	$ 29,092	$ 5,234	$ 10,863
Real estate - construction	42,925	9,708	1,622	54,255	6,478	4,852
Total	$ 55,920	$ 23,929	$ 3,498	$ 83,347	$ 11,712	$ 15,715

The following table presents information concerning outstanding balances of nonperforming assets at December 31, 2001, and for each of the preceding four years.

Nonperforming Assets

	December 31,				
	2001	2000	1999	1998	1997
	(Amounts in thousands, except ratios)				
Nonaccruing loans	$ 1,642	$ 385	$ 344	$ 4	$ 15
Loans past due 90 days or more	12	24	24	23	13
Restructured loans	—	—	—	—	—
Total nonperforming loans	1,654	409	368	27	28
Nonaccruing securities	—	—	—	—	—
Other real estate	133	147	—	—	—
Total nonperforming assets	$ 1,787	$ 556	$ 368	$ 27	$ 28
Ratios:					
Loan loss allowance to total nonperforming assets	1.68	3.98	5.02	62.44	33.21
Total nonperforming loans to total loans (net of unearned interest)	0.66%	0.26%	0.22%	0.02%	0.03%
Total nonperforming assets to total assets	0.56%	0.21%	0.16%	0.01%	0.02%

It is the general policy of the Bank to stop accruing interest income and place the recognition of interest on a cash basis when any commercial, industrial or real estate loan is past due as to principal or interest and the ultimate collection of either is in doubt. Accrual of interest income on consumer installment loans is suspended when any payment of principal or interest, or both, is more than ninety days delinquent. When a loan is placed on a nonaccrual basis, any interest previously accrued but not collected is reversed against current income unless the collateral for the loan is sufficient to cover the accrued interest or a guarantor assures payment of interest. For each of the five years in the period ended December 31, 2001, the difference between gross interest income that would have been recorded in such period if the nonaccruing loans had been current in accordance with their original terms and the amount of interest income on those loans that was included in such period's net income was negligible.

There has been no significant impact on the Company's consolidated financial statements as a result of the provisions of Statement of Financial Accounting Standards No. 114, *Accounting by Creditors for Impairment of a Loan*, or Statement of Accounting Standards No. 118, *Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures.*

Summary of Loan Loss Experience

The provision for loan losses, which is charged to operating results, is based on the growth of the loan portfolio, the amount of net loan losses incurred and management's estimation of potential future losses based on an evaluation of the risk in the loan portfolio. Management believes that the $2,995,362 in the allowance for loan losses at December 31, 2001, (1.20% of total net outstanding loans at that date) was adequate to absorb known risks in the portfolio based upon the Bank's historical experience. No assurance can be given, however, that increased loan volume, adverse economic conditions or other circumstances will not result in increased losses in the Bank's loan portfolio.

The following table sets forth certain information with respect to the Bank's loans, net of unearned income, and the allowance for loan losses for each of the last five years:

Analysis of Loan Loss Experience

	December 31,				
	2001	2000	1999	1998	1997
	(Amounts in thousands, except ratios)				
Allowance for loan losses at beginning of year	$ 2,211	$ 1,849	$ 1,686	$ 930	$ 655
Adjustment of business acquisition	—	—	—	557	—
Loans charged off:					
Commercial, financial, and agricultural	240	404	461	32	95
Real estate-construction	—	—	—	—	45
Real estate – other	134	49	22	—	2
Consumer	170	138	278	104	85
Total loans charged off	544	591	761	136	227
Recoveries on loans previously charged off:					
Commercial, financial, and agricultural	8	9	15	6	2
Real estate-construction	—	—	—	—	8
Real estate-other	6	—	—	—	1
Consumer	20	22	29	29	11
Total recoveries on loans previously charged off	34	31	44	35	22
Net loans charged off	510	560	717	101	205
Provisions for loan losses	1,294	922	880	300	480
Allowance for loan losses at end of period	$ 2,995	$ 2,211	$ 1,849	$ 1,686	$ 930
Loans, net of unearned income, at end of period	$ 250,569	$ 214,124	$ 169,106	$ 129,831	$ 84,584
Average loans, net of unearned income, outstanding for the period	$ 234,031	$ 204,436	$ 150,691	$ 95,353	$ 74,753
Ratios:					
Allowance at end of period to loans, net of unearned income	1.20%	1.03%	1.09%	1.30%	1.10%
Allowance at end of period to average loans, net of unearned income	1.28	1.08	1.23	1.77	1.24
Net charge-offs to average loans, net of unearned income	0.22	0.27	0.48	0.11	0.27
Net charge-offs to allowance at end of period	17.03	25.33	38.78	5.99	22.04
Recoveries to prior year charge-offs	5.75	4.07	32.35	15.42	57.89

In assessing adequacy, management relies predominantly on its ongoing review of the loan portfolio, which is undertaken both to ascertain whether there are probable losses that must be charged off and to assess the risk characteristics of the portfolio in the aggregate. This review takes into consideration the judgments of the responsible lending officers and senior management, and also those of bank regulatory agencies that review the loan portfolio as part of the regular bank examination process. In evaluating the allowance, management also considers the loan loss experience of the Bank, the amount of past due and nonperforming loans, current and anticipated economic conditions, lender requirements and other appropriate information.

Management allocated the allowance for loan losses to specific loan classes as follows:

Allocation of Allowance for Loan Losses

	2001		2000		1999		1998		1997	
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
					(Dollars in Thousands)					
Domestic Loans (1)										
Commercial, financial and agricultural	$ 807	12%	$ 387	17%	$ 349	21%	$ 421	21%	$ 186	20
Real estate – construction	193	22	199	10	152	8	118	6	55	6
Real estate – other	1,760	59	1,381	64	1,120	61	894	61	567	60
Consumer	235	7	244	8	228	9	253	11	122	13
Other	—	0	—	1	—	1	—	1	—	1
Total	$ 2,995	100%	$ 2,211	100%	$ 1,849	100%	$ 1,686	100%	$ 930	100

(1) The Bank had no foreign loans.

Deposits

The average amounts of and the average rate paid on each of the following categories of deposits for the years ended December 31, 2001, 2000 and 1999 are as follows:

	Years ended December 31,					
	2001		2000		1999	
	Amount	Rate	Amount	Rate	Amount	Rate
			(Dollars in thousands)			
Noninterest-bearing demand deposits	$ 13,972	0.00%	$ 10,715	0.00%	$ 9,558	0.00%
Demand	39,100	2.55	47,011	4.22	46,222	4.02
Savings	35,513	3.03	28,628	4.29	31,017	4.05
Time deposits	153,348	6.02	120,433	6.40	88,228	5.82
Total interest-bearing deposits	227,961	4.95	196,072	5.57	165,467	4.99
Total average deposits	$ 241,933	4.67	$ 206,787	5.28	$ 175,025	4.71

The two categories of lowest cost deposits comprised the following percentages of average total deposits during 2001: average noninterest-bearing demand deposits, 5.78 percent; and average savings deposits, 14.68 percent. Of average time deposits, approximately 29.38 percent were large denomination certificates of deposit. The maturities of the time certificates of deposit of $100,000 or more issued by the Bank at December 31, 2001, are summarized in the table below.

Maturities of Large Time Deposits

	Time Certificates of Deposit (Amounts in thousands)
Three months or less	$ 13,919
Over three through six months	19,860
Over six through twelve months	13,100
Over twelve months	1,310
Total	$ 48,189

Return on Equity and Assets

The following table summarizes certain financial ratios for the Company for the years ended December 31, 2001, 2000 and 1999.

Return on Equity and Assets

	Year ended December 31,		
	2001	2000	1999
Return on average assets	0.85%	0.63%	0.62%
Return on average equity	12.80	10.83	10.59
Dividend payout ratio	0.00	0.00	0.00
Average equity to average assets ratio	6.63	5.79	5.87

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial data of the Company for the years ended December 31, 2001, and the previous four years. All averages are daily averages.

	Years Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands except per share data and ratios)				
Earnings Summary					
Interest income	$ 24,763	$ 21,970	$ 16,139	$ 11,271	$ 9,143
Interest expense	13,675	13,325	9,139	6,498	5,262
Net interest income	11,088	8,645	7,001	4,773	3,881
Provision for loan losses	1,294	922	880	300	480
Non-interest income	1,538	1,159	845	529	385
Non-interest expense	7,831	6,380	5,561	3,221	2,385
Applicable income taxes	963	872	139	572	383
Net income	2,538	1,629	1,266	1,208	1,018
Per Share Data					
(Retroactively adjusted to give effect to stock splits)					
Net income - basic	$ 0.89	$ 0.59	$ 0.48	$ 0.52	$ 0.44
Net income – diluted	0.82	0.55	0.44	0.49	0.44
Cash dividends	0.00	0.00	0.00	0.00	0.00
Shareholders' equity (book value) at period end	7.15	6.18	4.62	4.34	3.03
Consolidated Balance Sheet Data					
Loans	$ 250,569	$ 214,124	$ 169,106	$ 129,831	$ 84,584
Deposits	264,028	214,169	186,730	163,861	95,348
Average equity	19,821	15,045	11,950	8,925	6,392
Average assets	299,167	259,799	203,703	131,079	103,261
Total assets	319,679	270,943	223,315	189,745	112,181
Ratios					
Return on average assets	0.85%	0.63%	0.62%	0.92%	0.98%
Return on average equity	12.80	10.83	10.59	13.50	15.90
Dividend payout ratio	0.00	0.00	0.00	0.00	0.00
Average equity to average assets	6.63	5.79	5.87	6.80	6.19
Total capital	8.32	8.25	7.41	7.88	9.33
Tier 1 capital	7.16	7.22	6.34	6.64	8.23
Leverage ratio	5.87	5.72	5.22	4.99	6.40

Item 2. Properties

The Company's main office is located at 829 Industrial Boulevard, Ellijay, Georgia, between the business districts of Ellijay and East Ellijay. The 9,780 square foot building is located on approximately 1.22 acres and is owned by the Bank. The building includes five teller stations, twenty offices, three drive-in stations and an ATM. This location houses the Company's and the Bank's offices, operations area and storage areas. The Bank branch at this location operates under the trade name "Gilmer County Bank."

The Bank's branch located on Highway 515 in Blairsville, Georgia has a drive-in window, five teller stations, eleven offices, and an ATM. The building is owned by the Bank. The second floor of this location is vacant and may be used by the Bank for future expansion.

The Bank's branch located in East Ellijay, Georgia, which operates under the trade name "Gilmer County Bank," has three teller stations, a drive-in window and an ATM. The Bank has a long-term lease for this location and pays annual rent of $30,600.

The Bank's branch in Blue Ridge, Georgia has a drive-in window, three teller stations, five offices, and an ATM. The Bank has a 24-month lease (with an additional 24 month renewal option) for the land on which this branch is located and pays annual rent of $30,000.

The Bank's subsidiary, Appalachian Information Management, Inc. operates out of a building owned by the Bank located at 1068 Progress Road, Ellijay, Georgia. This location houses the Bank's computer center and data processing services. In addition, the building includes an additional 4,600 square feet, which is leased by the Bank to a third party for $24,000 per year.

Management believes that the physical facilities maintained by the Company and the Bank are suitable for its current operations.

Item 3. Legal Proceedings

The Company is not aware of any material pending legal proceedings to which the Company or the Bank are a party or to which any of their property is subject, other than ordinary routine legal proceedings incidental to the business of the Bank.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of shareholders of the Company during the fourth quarter of the fiscal year covered by this report.

PART II

Item 5. Market for the Registrant's Common Equity and Related Shareholder Matters

Market Information

There is no established trading market for the Company's Common Stock, $0.01 par value (the "Common Stock"), which has been traded inactively in private transactions. Therefore, no reliable information is available as to trades of the Common Stock or as to the prices at which Common Stock has traded. In 1998, Wachovia Securities, Inc. was approved as a market maker for the Company's Common Stock.

In April 2000, the Company effected a two-for-one share split of its Common Stock (the "Stock Split") in the form of a common stock dividend, payable on or about April 30, 2000, to shareholders of record as of the close of business on April 12, 2000. All amounts presented in this Report and in the financial statements are adjusted to reflect the Stock Split. The net effect of the Stock Split did not change total shareholders' equity.

At March 28, 2002, the Company had 2,968,870 shares of Common Stock outstanding held by approximately 1,394 shareholders of record.

Recent Sales of Unregistered Securities

In 2001, the Company issued 20,522 shares of its Common Stock to its 401(k) plan for $287,308. Of this amount $206 was allocated to common stock and $287,102 to paid-in capital.

In 2000, the Company issued 24,192 shares of its Common Stock to its 401(k) plan for $292,838. Of this amount, $242 was allocated to common stock and $292,596 to paid-in capital.

In 1999, the Company issued 35,068 (split adjusted) shares of its Common Stock to the Company's 401(k) plan at a split adjusted price of $10.00 (total purchase price of $350,680).

Dividends

The Bank is subject to restrictions on the payment of dividends under Georgia law and the regulations of the DBF. For the years ended December 31, 2001, 2000 and 1999, the Bank paid dividends to the Company of $250,000, $700,000 and $350,000, respectively, which were used by the Company for repayment of debt and other expenses.

The Company is also subject to limits on payment of dividends by the rules, regulations and policies of federal banking authorities. See "Supervision and Regulation—Dividends." The primary source of funds available for the payment of cash dividends by the Company are dividends from the Bank. There are various statutory and regulatory limitations on the payment of dividends by the Bank, as well as by the Company to its shareholders. No assurance can be given that any dividends will be declared by the Company in the future, or if declared, what amounts would be declared or whether such dividends would continue. The Company has not paid any dividends to date.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

The purpose of the following discussion is to address information relating to the financial condition and results of operations of the Company that may not be readily apparent from a review of the consolidated financial statements and notes thereto, which begin on page F-1 of this Report. This discussion should be read in conjunction with information provided in the Company's consolidated financial statements and accompanying footnotes, and with the statistical information appearing elsewhere in this Report under the caption "Selected Statistical Information." Unless otherwise noted, the discussion of net interest income in this financial review is presented on a taxable equivalent basis to facilitate performance comparisons among various taxable and tax-exempt assets.

Results of Operations

Earnings Summary

The Company's net income of $2,538,098 for the year ended December 31, 2001, represents an increase of $908,667 or 55.8%. The Company's net income of $1,629,431 for the year ended December 31, 2000, represents an increase of $363,657 or 28.7%. The increase in net income for these periods relates to increased loan growth and improved interest rate management coupled with proper management of expenses.

Earnings per share increased to $0.89 ($0.82 on a diluted basis) in 2001 compared to the prior year and increased to $0.59 ($0.55 on a diluted basis) in 2000 compared to a $0.48 ($0.44 on a diluted basis) per share net income in 1999. Return on average assets, which reflects the Bank's ability to utilize its assets, was 0.85% in 2001, compared with 0.63% in 2000 and 0.62% in 1999. Return on average shareholders' equity increased to 12.80% in 2001 compared with 10.83% in 2000 and 10.59% in 1999. The continued rise in this ratio is due in large part to continued growth and expansion in the Company.

Comparison of Years Ended December 31, 2001 and 2000

Net Interest Income

Net interest income is the principal source of the Bank's earnings stream and represents the difference or spread between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Fluctuations in interest rates as well as volume and mix changes in earning assets and interest-bearing liabilities materially impact net interest income. Net interest income increased $2,528,349 or 28.4% to $11,424,991 at December 31, 2001, compared to $8,896,642 at 2000. This increase was caused by continued increase in loan demand.

Interest and fees earned on loans increased 12.9% to $22,168,850 in 2001 from $19,633,417 in 2000. The increase was primarily from the increase in volume of average loans to approximately $234,031,000 in 2001 from approximately $204,436,000 in 2000.

Interest earned on taxable securities increased 2.4% to $1,743,440 in 2001 from $1,702,529 in 2000, while interest earned on non-taxable securities increased from $648,461 to $815,767 during the same period. The variance in the income figures reflects better management of earnings.

The trend in net interest income is also evaluated in terms of average rates using the net interest margin and the interest rate spread. The net interest margin, or the net yield on earning assets, is computed by dividing fully taxable equivalent net interest income by average earning assets. This ratio represents the difference between the average yield returned on average earning assets and the average rate paid for funds used to support those earning assets, including both interest-bearing and noninterest-bearing sources. The net interest margin for 2001 was 4.07% compared to a net interest rate margin of 3.67% in 2000.

The interest rate spread measures the difference between the average yield on earning assets and the average rate paid on interest-bearing sources of funds. The interest rate spread calculation provides a more direct perspective on the effect of market interest rate movements. The net interest spread was 3.75% in 2001 compared to 3.39% in 2000.

During 2001, interest on federal funds sold increased $159,745, 77.1% from 2000. This increase in income is the result of significantly larger average balances maintained throughout 2001compared to 2000. Interest on deposits with other banks decreased to $4,891 in 2001 from $30,363 in 2000.

Interest Expense

Total interest expense increased $349,574, 2.62% to $13,674,827 in 2001 from $13,325,253 in 2000. This increase was the combined effect of continued growth of the Company. The average rate paid on interest-bearing deposits in 2001 and 2000, respectively was 4.95% and 5.57%. The effect of these changes increased the interest expense on interest-bearing deposits to $11,294,581 in 2001 from $10,919,158 in 2000, an increase of $375,423, 3.44%.

Noninterest Income

Noninterest income for 2001 and 2000 totaled $1,538,001 and $1,158,834, respectively. These amounts are primarily from customer service fees, insurance commissions and fees on services to customers. Noninterest income increased primarily due to the continued growth in the Bank's deposit base. Other operating income increased from $619,911 in 2000 to $668,645 in 2001, primarily due to continued growth of the Company.

Noninterest Expenses

Noninterest expenses totaled $7,831,363 in 2001, $6,380,486 in 2000, and $5,560,969 in 1999. Salaries and benefits increased $852,919, 29.5% to $3,743,849 in 2001, due to the Company's continued growth and expansion. Occupancy expenses totaled $511,810, an increase of $180,478, (54.5%) over the 2000 total of $331,332. Furniture and equipment expenses increased $81,633, 21.7% in 2001 due to continued growth and expansion. Other operating expenses increased $335,847, 12.1% to $3,118,398 in 2001 due mainly to continued growth.

The table below sets forth the Company's noninterest expenses for the periods indicated.

	Years ended December 31,	
	2001	2000
	(Amounts in thousands)	
Salaries and employee benefits	$ 3,744	$ 2,890
Occupancy expense	512	331
Professional and regulatory fees	469	427
Furniture and equipment expense	457	376
Advertising	441	418
Director and committee fees	412	380
Data processing	395	219
Supplies	264	262
Insurance	144	124
Taxes and licenses	132	50
Postage	127	132
Amortization expense	118	118
Correspondent bank charges	84	59
Checking account expense	57	67
Other	475	527
Total	$ 7,831	$ 6,380

Income Taxes

The Company's net operating income of $3,500,686 in 2001 resulted in $962,588, 27.5% of income tax expense. Net operating income of $2,501,209 in 2000 resulted in $871,778, 34.9% of income tax expense.

Comparison of Years Ended December 31, 2000 and 1999

Net Interest Income

Net interest income is the principal source of the Bank's earnings stream and represents the difference or spread between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Fluctuations in interest rates as well as volume and mix changes in earning assets and interest-bearing liabilities materially impact net interest income. Net interest income increased $1,603,116 or 22.0% to $8,896,642 at December 31, 2000, compared to $7,293,526 in 1999. This increase was caused by the growth of the Bank's loan portfolio offset by the growth of deposits and use of FHLB advances.

Interest and fees earned on loans increased 42.0% to $19,633,417 in 2000 from $13,826,512 in 1999. The increase was primarily from the increase in volume of average loans to approximately $204,436,000 in 2000 from approximately $150,691,000 in 1999.

Interest earned on taxable securities increased 22.6% to $1,702,529 in 2000 from $1,388,750 in 1999, while interest earned on non-taxable securities decreased from $801,741 to $648,461 during the same period. The variance in the income figures reflects a decrease in the municipal portfolio during the year.

The trend in net interest income is also evaluated in terms of average rates using the net interest margin and the interest rate spread. The net interest margin, or the net yield on earning assets, is computed by dividing fully taxable equivalent net interest income by average earning assets. This ratio represents the difference between the average yield returned on average earning assets and the average rate paid for funds used to support those earning assets, including both interest-bearing and noninterest-bearing sources. The net interest margin for 2000 was 3.67% compared to a net interest rate margin of 3.81% in 1999.

The interest rate spread measures the difference between the average yield on earning assets and the average rate paid on interest-bearing sources of funds. The interest rate spread calculation provides a more direct perspective on the effect of market interest rate movements. The net interest spread was 3.39% in 2000 compared to 3.52% in 1999.

During 2000, interest on federal funds sold decreased $191,847, 48.1% from 1999. This decrease in income is the result of maintaining smaller average federal funds balances with correspondent banks of approximately $3,694,000 and $7,399,000 in 2000 and 1999, respectively. The average yield for such years was 5.63% and 5.39%, respectively. Interest on deposits with other banks increased to $30,363 in 2000 from $16,322 in 1999.

Interest Expense

Total interest expense increased $4,186,482, 45.8% from $9,138,771 in 1999 to $13,325,253 in 2000. This increase was the combined effect of an increase in the average balance of interest-bearing deposits to approximately $196,072,000 in 2000 from approximately $165,467,000 in 1999 and the increased usage of FHLB advances as a source of funds. The average rate paid on interest-bearing deposits in 2000 and 1999, respectively was 5.57% and 4.99%. The effect of these changes increased the interest expense on interest-bearing deposits to $10,919,158 in 2000 from $8,249,918 in 1999, an increase of $2,669,240, 32.4%.

Noninterest Income

Noninterest income for 2000 and 1999 totaled $1,158,834 and $844,913, respectively. These amounts are primarily from customer service fees, insurance commissions and fees on services to customers. Noninterest income increased primarily due to the continued growth in the Bank's deposit base. Other operating income increased from $379,477 in 1999 to $619,911 in 2000, primarily due to an increase in credit card fees earned by the Bank.

Noninterest Expenses

Noninterest expenses totaled $6,380,486 in 2000 and $5,560,969 in 1999. Salaries and benefits increased $315,312, 12.2% to $2,890,930 in 2000, due to the Bank's increased staffing to accommodate the growth in the Bank's loans and deposits. Furniture and equipment expenses increased $37,523, 11.1% in 2000 due to increased data processing costs and the cost associated with remodeled facilities. Other operating expenses increased $459,374, 19.8% to 2,782,551 in 2000 due mainly to increases in advertising and other expenses.

The table below sets forth the Company's noninterest expenses for the periods indicated.

	Years ended December 31,	
	2000	1999
	(Amounts in thousands)	
Salaries and employee benefits	$ 2,890	$ 2,576
Professional and regulatory fees	427	412
Advertising	418	309
Director and committee fees	380	227
Furniture and equipment expense	376	338
Occupancy expense	331	324
Supplies	262	253
Data processing	219	375
Postage	132	131
Insurance	124	81
Amortization expense	118	118
Checking account expense	67	63
Correspondent bank charges	59	45
Taxes and licenses	50	64
Other	527	245
Total	$ 6,380	$ 5,561

Income Taxes

The Company's net operating income for 2000 was $2,501,209 with a related income tax expense of $871,778 (34.9%). Net operating income of $1,404,476 in 1999 resulted in $138,702 (9.9%) of income tax expense.

Financial Condition

Earning Assets

The Bank's earning assets, which include deposits in other banks, federal funds sold, securities and loans, averaged $280,884,000 in 2001 or 93.9% of average total assets compared to $243,038,000 or 93.5% of average total assets in 2000. The mix of average earning assets comprised the following percentages:

	December 31,		
	2001	2000	1999
Deposits in other banks	0.14%	0.21%	0.14%
Federal funds sold	2.13	1.52	3.86
Investment securities	14.41	14.15	17.33
Loans	83.32	84.12	78.67

The mix of average earning assets reflects management's attempt to maximize interest income while maintaining acceptable levels of risk.

The Bank has intentionally avoided the growing national market in loans to finance leveraged buy-outs, participating in no nationally syndicated leveraged buy-out loans. Concurrently, it has avoided exposure to lesser developed country ("LDC") debt, having no LDC loans in its portfolio.

Loans

Loans made up the largest component of the Bank's earning assets. At December 31, 2001, the Bank's total loans were $250,569,296 compared to total loans of $214,123,876 at the end of 2000. In 2001, average net loans represented 83.3% of average earning assets and 78.2% of total average assets, while in 2000, average net loans represented 84.1% of average earning assets and 78.7% of total average assets. This was the result of continued strong loan demand and the expansion of the loan production office in Blue Ridge, Georgia. The ratio of total loans to total deposits was 94.9% in 2001 and 100.0% in 2000.

Securities and Federal Funds Sold

In the past the Bank has classified their securities as either available-for-sale or held-to-maturity. However, during 2000 the Bank reclassified all their held-to-maturity securities to the available-for-sale portfolio. At December 31, 2001, $49,393,717 of the Bank's securities were classified as available-for-sale, while at December 31, 2000, $32,540,634 of the Bank's securities were classified as available-for-sale.

The composition of the Bank's securities portfolio reflects the Company's investment strategy of maximizing portfolio yields subject to risk and liquidity considerations. The primary objectives of the Company's investment strategy are to maintain an appropriate level of liquidity and to provide a tool to assist in controlling the Bank's interest rate position while at the same time producing adequate levels of interest income. Management of the maturity of the portfolio is necessary to provide liquidity and to control interest rate risk. During 2001, gross securities sales were $7,777,064 and maturities were $19,540,135 representing 19.2% and 48.3%, respectively, of the average portfolio for the year. Net gains associated with sales and maturities totaled $146,976 in 2001. Gross unrealized gains in the portfolio amounted to $386,780 at year-end 2001 and unrealized losses amounted to $294,626. During 2000, gross sales amounted to $10,282,289 and maturities amounted to $1,151,386, representing 29.9% and 3.3% of the average portfolio, respectively. Net losses associated with sales and maturities totaled $10,774 in 2000. Gross unrealized gains in the portfolio amounted to $196,811 at year-end 2000 and unrealized losses amounted to $199,952.

Mortgage-backed securities have varying degrees of risk of impairment of principal, as opposed to U.S. Treasury and U.S. government agency obligations, which are considered to contain virtually no default or prepayment risk. Impairment risk is primarily associated with accelerated prepayments, particularly with respect to longer maturities purchased at a premium and interest-only strip securities. The Bank's purchases of mortgage-backed securities during 2001 and 2000 did not include securities with these characteristics. The recoverability of the Bank's investments in mortgage-backed securities is reviewed periodically, and the Company intends to make appropriate adjustments to income for impaired values.

Management maintains federal funds sold as a tool in managing its daily cash needs. Federal funds sold at December 31, 2001, was $3,214,000 and $6,573,000 in 2000. Average federal funds sold for 2001 was approximately $6,004,000 or 2.13% of average earning assets, and for 2000 was $3,694,000 or 1.5% of average earning assets. The large decrease in year-end federal funds resulted from continued strong demand for loans.

There has been no significant impact on the Company's consolidated financial statements as a result of the provisions of Statement of Financial Accounting Standards No. 119, *Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments.*

Deposits and Repurchases

The Company's primary source of funds is derived from deposits of the Bank's customers. Average deposits increased 17.0% from approximately $206,787,000 in 2000 to approximately $241,933,000 in 2001. At December 31, 2001 total deposits were $264,028,007 of which $247,194,423 (93.6%) were interest bearing. At December 31, 2000 total deposits were $214,168,823 of which $205,268,008 (95.8%) were interest bearing. The continued growth of the Bank fueled the growth in the deposit base. The Company intends to emphasize internal deposit growth in order to expand the consumer bases of the Bank and to continue to fund asset growth.

Securities sold under agreements to repurchase amounted to $1,732,699 at December 31, 2001 compared to $2,845,355 at December 31, 2000. The weighted average rates were 3.20% and 3.94% for 2001 and 2000, respectively. Securities sold under agreements to repurchase averaged $1,930,051 during 2001 and $2,522,820 during 2000. The maximum amount outstanding at any month end during 2001 was $3,144,208 and $3,117,584 during 2000. The total of securities sold under agreements to repurchase are associated with the cash flow needs of our corporate customers that participate in repurchase agreements. In addition, the Company had federal funds purchased that amounted to $1,932,000 at year-end 2001 compared to $-0- at year-end 2000.

Shareholders' Equity

Shareholders' equity increased $2,921,703 from December 31, 2000 to December 31, 2001, due in part to net earnings of $2,538,098 and the increase in unrealized gains on securities available-for-sale totaling $63,916, net of deferred tax liability. The increase was also a result of the issuance of 20,522 shares of the Company's common stock to the Company's 401(k) plan (total purchase price $287,308) and the issuance of 3,900 shares of stock through the exercise of stock options for $32,381.

All amounts presented in this report and in the financial statements are adjusted to reflect the Stock Split in April 2000.

Liquidity and Capital Resources

Liquidity Management

Liquidity is defined as the ability of a company to convert assets into cash or cash equivalents without significant loss. Liquidity management involves maintaining the Bank's abilities to meet the day-to-day cash flow requirements of its customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs. Without proper liquidity management, the Bank would not be able to perform the primary function of financial intermediaries and would, therefore, not be able to meet the production and growth needs of the communities it serves.

The primary function of assets and liabilities management is not only to assure adequate liquidity in order for the Bank to meet the needs of their customer bases, but also to maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities so that the Company can also meet the investment requirements of its shareholders. Daily monitoring of the sources and uses of funds is necessary to maintain an acceptable cash position that meets both requirements. In the banking environment, both assets and liabilities are considered sources of liquidity funding and both are, therefore, monitored on a daily basis.

The asset portion of the balance sheet provides liquidity primarily through loan principal repayments or sales of investment and trading account securities. Real estate construction and commercial, financial and agricultural loans that mature in one year or less equaled approximately $55.9 million or 22.3% of the total loan portfolio at December 31, 2001, and investment securities maturing in one year or less equaled $9.5 million or 19.2% of the portfolio. Other sources of liquidity include short-term investments such as federal funds sold.

The liability portion of the balance sheet provides liquidity through various customers' interest-bearing and noninterest-bearing deposit accounts. At the end of fiscal 2001, funds were also available through the purchase of federal funds from correspondent commercial banks from available lines of up to an aggregate of $15,000,000.

In an effort to maintain and improve the liquidity position of the Bank, management made application for membership with the Federal Home Loan Bank of Atlanta. As a member of the Federal Home Loan Bank, the Bank is able to improve its ability to manage liquidity and reduce interest rate risk by having a funding source to match longer term loans. The Bank's credit line stands at $47,951,852 as of December 31, 2001. This line is subject to collateral availability. At December 31, 2001, the outstanding balance of the Bank's credit line was $25,053,571. See Note 10 to the Notes to Consolidated Financial Statements herein.

Capital Resources

A strong capital position is vital to the continued profitability of the Company because it promotes depositor and investor confidence and provides a solid foundation for future growth of the organization. A majority of the Company's capital requirements have been provided from the proceeds from the Bank's initial stock offering in 1994, proceeds of $2.65 million from a private placement of the Common Stock in November 1998, proceeds of $4.4 million from a public offering in 2000, and through the retention of earnings and the sale of Company stock to the Company's 401(k) plan.

Term Loan. On April 3, 2000, the Company obtained a $4.6 million term loan under a Loan and Stock Pledge Agreement and a Promissory Note (collectively, the "Term Loan") with Crescent Bank and Trust Company. At December 31, 2001, the balance on the Term Loan was $4.6 million. Interest on the outstanding amounts under the Term Loan is payable quarterly at the prime rate (as defined in the Promissory Note) less ½ of a percentage point. The Company began making interest payments on July 1, 2000. The entire outstanding balance of the Term Loan, together with all accrued and unpaid interest, is due and payable in a final installment on March 31, 2002. The Term Loan contains certain affirmative and negative covenants, including, but not limited to, requiring the Company to cause the Banks at all times to maintain certain minimum capital ratios, maintain nonperforming assets below a specified level, and maintain a minimum ratio of consolidated loan loss reserves to total loans. The Company intends to refinance the Term Loan with Crescent Bank and Trust Company upon its maturity.

Federal Capital Standards. Regulatory authorities are placing increased emphasis on the maintenance of adequate capital. In 1990, new risk-based capital requirements became effective under FDICIA. The guidelines take into consideration risk factors, as defined by regulators, associated with various categories of assets, both on and off the balance sheet. Under the guidelines, capital strength is measured in two tiers which are used in conjunction with risk-adjusted assets to determine the risk-based capital ratios. The Company's Tier 1 capital, which consists of common equity, paid-in capital and retained earnings (less intangible assets), amounted to $18.5 million at December 31, 2001. Tier 2 capital components include supplemental capital components such as qualifying allowance for loan losses and qualifying subordinated debt. Tier 1 capital plus the Tier 2 capital components is referred to as Total Capital and was $21.5 million at year-end 2001. The Company's percentage ratios as calculated under regulatory guidelines were 7.16% and 8.32% for Tier 1 and Total Capital, respectively, at year-end 2001. The Company's Tier 1 Capital and Total Capital exceeded the minimum ratios of 4% and 8%, respectively.

Another important indicator of capital adequacy in the banking industry is the leverage ratio. The leverage ratio is defined as the ratio which shareholders' equity, minus intangibles bears to total assets minus intangibles. At December 31, 2001, the Company's leverage ratio was 5.87% exceeding the regulatory minimum requirement of 4%.

The table below illustrates the Company's regulatory capital ratios under federal guidelines at December 31, 2001, 2000 and 1999:

Capital Adequacy Ratios

	Statutory Minimum	Years ended December 31, 2001	2000	1999
		(Amounts in thousands, except percentages)		
Tier 1 Capital		$ 18,538	$ 15,563	$ 10,981
Tier 2 Capital		2,995	2,211	1,849
Total Qualifying Capital		$ 21,533	$ 17,774	$ 12,830
Risk Adjusted Total Assets (including off-balance-sheet exposures)		$ 256,985	$ 215,521	$ 173,214
Tier 1 Risk-Based Capital Ratio	4.0%	7.16%	7.22%	6.34%
Total Risk-Basked Capital Ratio	8.0	8.32	8.25	7.41
Leverage Ratio	4.0	5.87	5.72	5.22

DBF Capital Requirement. In addition to the capital standards imposed by federal banking regulators, the DBF imposes a 6% primary capital ratio on the Bank. The DBF's standard is calculated as the ratio of total equity to total assets, each as adjusted for unrealized gains and losses on securities and allowances for loan losses. At December 31, 2001, the Bank's capital ratio as calculated under the DBF standard was 8.8%.

In 2001 and 2000, the Bank paid dividends to the Company of $250,000 and $700,000, which were used by the Company for the repayment of debt and other expenses.

Interest Rate Sensitivity Management

Interest rate sensitivity is a function of the repricing characteristics of the Bank's portfolios of assets and liabilities. These repricing characteristics are the time frames within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement or maturity during the life of the instruments. Sensitivity is measured as the difference between the volume of assets and liabilities in the Bank's current portfolio that is subject to repricing in future time periods. The differences are known as interest sensitivity gaps and are usually calculated separately for segments of time ranging from zero to thirty days, thirty-one to ninety days, ninety-one days to one year, one to five years, over five years and on a cumulative basis.

The following tables show interest sensitivity gaps for these different intervals as of December 31, 2001.

Interest Rate Sensitivity Analysis

	0-30 Days	31-90 Days	91-365 Days	1-5 Years	Over 5 Years	Total
			(In thousands, except ratios)			
Interest-earning assets (1)						
Loans	$ 64,173	$ 25,867	$ 76,630	$ 78,358	$ 3,899	$248,927
Securities:						
Taxable	—	2,127	7,338	18,357	7,767	35,589
Tax-exempt	—	—	—	1,701	12,104	13,805
Time deposits in other banks	746	—	—	—	—	746
Federal funds sold	3,214	—	—	—	—	3,214
	68,133	27,994	83,968	98,416	23,770	302,281
Interest-bearing liabilities (2)						
Demand deposits (3)	15,060	15,059	15,059	—	—	45,178
Savings deposits (3)	12,811	12,811	12,811	—	—	38,433
Time deposits	7,423	33,627	71,183	51,345	5	163,583
Other short-term borrowings	3,665	—	—	—	—	3,665
Long-term debt	4,600	25,054	—	—	—	29,654
	43,559	86,551	99,053	51,345	5	
Interest sensitivity gap	$ 24,574	$ (58,557)	$ (15,085)	$ 47,071	$ 23,765	$ 21,678
Cumulative interest sensitivity gap	$ 24,574	$ (33,983)	$ (49,068)	$ (1,997)	$ 21,768	
Ratio of interest-earning assets to interest-bearing liabilities	1.56	0.32	0.85	1.92	4,754.00	
Cumulative ratio	1.56	0.74	0.79	0.99	1.08	
Ratio of cumulative gap to total interest-earning assets	0.08	(0.11)	(0.16)	(0.01)	0.07	

(1) Excludes nonaccrual loans and securities.

(2) Excludes matured certificates which have not been redeemed by the customer and on which no interest is accruing.

(3) Demand and savings deposits are assumed to be subject to movement into other deposit instruments in equal amounts during the 0-30 day period, the 31-90 day period, and the 91-365 day period.

The above table indicates that in a rising interest rate environment, the Company's earnings may be adversely affected in the 0-365 day periods where liabilities will reprice faster than assets. As seen in the preceding table, for the first 30 days of repricing opportunity there is an excess of earning assets over interest-bearing liabilities of approximately $25 million. However, this possible short-lived benefit is immediately reversed in the following 60 days. For the first 365 days, interest-bearing liabilities exceed earning assets by approximately $49 million. During this one-year time frame, 81.7% of all interest-bearing liabilities will reprice compared to 59.6% of all interest-earning assets. Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly while the timing of repricing for both the asset and the liability remain the same, thus impacting net interest income. It should be noted, therefore, that a matched interest-sensitive position by itself would not ensure maximum net interest income.

Management continually evaluates the condition of the economy, the pattern of market interest rates and other economic data to determine the types of investments that should be made and at what maturities. Using this analysis, management from time to time assumes calculated interest sensitivity gap positions to maximize net interest income based upon anticipated movements in the general level of interest rates.

Impact of Inflation and Changing Prices

A bank's asset and liability structure is substantially different from that of an industrial company in that virtually all assets and liabilities of a bank are monetary in nature. Management believes the impact of inflation on financial results depends upon the ability of the Bank to react to changes in interest rates and by such reaction to reduce the inflationary impact on performance. Interest rates do not necessarily move in the same direction, or at the same magnitude, as the prices of other goods and services. As discussed previously, management seeks to manage the relationship between interest-sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

Various information shown elsewhere in this Report will assist the Company in the understanding of how well the Bank is positioned to react to changing interest rates and inflationary trends. In particular, the summary of net interest income, the maturity distributions, the composition of the loan and security portfolios and the data on the interest sensitivity of loans and deposits should be considered.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities.* This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative is to be determined based upon the intended use of the derivative. For certain hedge designations (cash flow and foreign currency exposure) the derivative's gain or loss is reported as a component of other comprehensive income. Other designations require the gain or loss to be recognized in earnings in the period of change. This statement, amended as to effective date by SFAS No. 137, is effective for financial statements for periods beginning after June 15, 2000. In June 2000, the Financial Accounting Standards Board also issued SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of SFAS No. 133.* The adoption of SFAS No. 133, as amended by SFAS No. 138 did not have a material impact on the Company's consolidated financial statements.

In September 2000, the FASB issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement No. 125.* While SFAS No. 140 carries over most of the provisions of SFAS No. 125, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,* it provides new standards for reporting financial assets transferred as collateral and new standards for the derecognition of financial assets, in particular transactions involving the use of special purpose entities. SFAS No. 140 also prescribes additional disclosures for collateral transactions and for securitization transactions accounted for as sales. The new collateral standards and disclosure requirements are effective for fiscal years ending after December 15, 2000, while the new standards for the derecognition of financial assets are effective for transfers made after March 31, 2001. The adoption of this statement did not have a material effect on the Company's consolidated financial statements.

In May 2001, the Auditing Standards Board issued Statement on Auditing Standards ("SAS") No. 94, *The Effect of Information Technology on the Auditor's Consideration of Internal Control in a Financial Statement Audit.* This statement amends SAS No. 55, Consideration of Internal Control in a Financial Statement Audit, by providing additional guidance related to the understanding by the auditor of an entity's use of information technology relevant to the audit. This auditing standard is effective for audits of financial statements for periods beginning on or after June 1, 2001. The impact on the audit of the Company's consolidated financial statements resulting from the issuance of this auditing standard is not expected to be material.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations.* This statement address financial accounting and reporting for business combinations and supersedes ABP Opinion No. 16, *Business Combinations,* and SFAS No. 38, *Accounting for Preacquisition Contingencies of Purchased Enterprises.* All business combinations in the scope of SFAS No. 141 are to be accounted for using one method, the purchase method. Prior to the issuance of this statement, subject to certain criteria, business combinations were accounted for using one of two methods, the pooling-of-interests method or the purchase method. The two methods produce different financial statement results. The single-method approach used in SFAS No. 141 reflects the conclusion that virtually all business combinations are acquisitions and therefore should be accounted for in the same manner as other asset acquisitions based on the values exchanged. This statement provides expanded and revised guidance related to the allocation of the purchase price to goodwill and other intangibles arising from the business combination. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001.

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets,* which addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, *Intangible Assets.* SFAS No. 142 provides new standards for accounting relating to intangible assets after initial recognition in the financial statements. This statement proscribes the accounting practice of amortizing or expensing intangibles ratably over a prescribed period of time and imposes new guidance requiring that goodwill and certain other intangibles be tested for impairment at least annually by comparing fair values of those assets with their recorded amounts. Additional disclosure requirements also are provided. The provisions of SFAS No. 142 are required to be applied in fiscal years beginning after December 15, 2001.

The adoption of SFAS No. 141 and SFAS No. 142 are not expected to have a material effect on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets.* This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,* and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,* for the disposal of a segment of a business (as previously defined in that opinion). This statement also amends Accounting Research Bulletin No. 51, *Consolidated Financial Statements,* to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The major changes resulting from this statement relate to the establishment of a single method for the recognition of impairment losses on long-lived assets to be held and used whether from discontinuance of a business segment or otherwise. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

In December 2001, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 01-6, *Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others.* This statement reconciles and conforms the accounting and financial reporting provisions for similar transactions as applied to different entities within the financial services industry. It eliminates differences in disclosure practices where not warranted and should provide greater consistency in reporting by entities in the financial services industry. This statement is effective for annual and interim financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SOP 01-6 is not expected to have a material effect on the Company's consolidated financial statements.

In December 2001, the Auditing Standards Board issued SAS No. 95, *Generally Accepted Auditing Standards*. This statement supersedes *Generally Accepted Auditing Standards* of SAS No. 1 and generally provides additional guidance to the independent auditor in the conduct of an audit engagement, primarily by addressing authoritative and nonauthoritative publications for audit consideration and guidance. This SAS is effective for audits of financial statements for periods beginning on or after December 15, 2001.

In January 2002, the Auditing Standards Board issued SAS No. 96, *Audit Documentation*. This statement supersedes SAS No. 41, *Working Papers* and amends SAS No. 47, *Audit Risk and Materiality in Conducting an Audit*, SAS No. 56, *Analytical Procedures* and SAS No. 59, *The Auditor's Consideration of an Entity's Ability to Continue as a Going Concern*. This statement provides revised guidance to the independent auditor as to the type, purpose and requirements of audit documentation. This SAS is effective for audits of financial statements for periods beginning on or after May 15, 2002.

The impact of SAS No. 95 and SAS No. 96 on the audit of the Company's consolidated financial statements resulting from the issuance of these auditing standards is not expected to be material.

Item 7. Financial Statements

The consolidated financial statements of the Company, including notes thereto, and the report of independent auditors are included in this Report beginning at page F-1 and are incorporated herein by reference.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

The information appearing under the heading "Election of Directors" and the subheadings "Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement (the "2002 Proxy Statement") relating to the annual meeting of shareholders of the Company, scheduled to be held on May 21, 2002, is incorporated herein by reference.

Item 10. Executive Compensation

The information appearing under the heading "Compensation of Executive Officers and Directors" in the 2002 Proxy Statement is incorporated herein by reference.

Item 11. Security Ownership of Certain Beneficial Owners and Management

The information appearing under the heading "Outstanding Voting Securities of the Company and Principal Holders Thereof" in the 2002 Proxy Statement is incorporated herein by reference.

Item 12. Certain Relationships and Related Transactions

The information appearing under the caption "Certain Relationships and Transactions" in the 2002 Proxy Statement is incorporated herein by reference.

PART IV

Item 13. Exhibits and Reports on Form 8-K

(a) The following exhibits are filed with this Report:

Exhibit Number	Description of Exhibit	Page
3.1	Articles of Incorporation of the Company (included as Exhibit 3.1 to the Company's Registration Statement on Form 8-A, dated September 16, 1996 (File No. 000-21383), previously filed with the Commission and incorporated herein by reference).	
3.2	Bylaws of the Company (included as Exhibit 3.2 to the Company's Registration Statement on Form 8-A, dated September 16, 1996 (File No. 000-21383), previously filed with the Commission and incorporated herein by reference).	
10.1	1997 Directors' Non-Qualified Stock Option Plan (included as Exhibit 10.1 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996 (File No. 000-21383) and incorporated herein by reference).*	
10.2	1997 Employee Incentive Stock Incentive Plan (included as Exhibit 10.2 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996 (File No. 000-21383) and incorporated herein by reference).*	

Exhibit Number	Description of Exhibit	Page
10.3	Adoption Agreement for the Appalachian Bancshares, Inc. Section 401(k) Profit Sharing Plan (filed as Exhibit 4.3(a) to the Company's Registration Statement on Form S-8 (No. 333-27127) and incorporated herein by reference).	
10.4	Georgia Bankers Association Master 401(k) Profit Sharing Plan (filed as Exhibit 4.3(b) to the Company's Registration Statement on Form S-8 (No. 333-27127) and incorporated herein by reference).	
10.5	First Amendment to the Georgia Bankers Association Master Section 401(k) Profit Sharing Plan (filed as Exhibit 4.3(c) to the Company's Registration Statement on Form S-8 (No. 333-27127) and incorporated herein by reference)..	
10.6	Form of Deferred Fee Agreement between Gilmer County Bank and certain directors and executive officers, with addendum (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-QSB for the period ended June 30, 1997 (File No. 000-21383) and incorporated herein by reference).	
11	Statement re: Computation of Per Share Earnings	37
21	Subsidiaries of the Registrant	37
23	Consent of Schauer, Taylor, Cox, Vise & Morgan, P.C.	38
24	Power of Attorney (contained on signature page of this report)	40

* The referenced exhibit is a compensatory contract, plan or arrangement.

(b) There were no reports on Form 8-K filed by the Company during the fourth quarter of 2001.

Exhibit 11 - Statements Re: Computation of Per Share Earnings

Appalachian Bancshares, Inc.
Computation of Net Income Per Common Share

The following tabulation presents the calculation of basic and diluted earnings per common share for the years ended December 31, 2001, 2000 and 1999.

	2001	2000	1999
Basic Earnings Per Share:			
Net income	$ 2,538,098	$ 1,629,431	$ 1,265,774
Earnings on common shares	$ 2,538,098	$ 1,629,431	$ 1,265,774
Weighted average common shares outstanding – basic	2,859,693	2,755,255	2,652,392
Basic earnings per common share	$ 0.89	$ 0.59	$ 0.48
Diluted Earnings Per Share:			
Net income	$ 2,538,098	$ 1,629,431	$ 1,265,774
Weighted average common shares outstanding	2,859,693	2,755,255	2,652,392
Net effect of the assumed exercise of stock options - based on the treasury stock method using average market price for the year	221,593	213,671	194,658
Weighted average common shares outstanding - diluted	3,081,276	2,968,926	2,847,050
Diluted earnings per common share	$ 0.82	$ 0.55	$ 0.44

Exhibit 21 - Subsidiaries of the Registrant

Subsidiaries - Direct/wholly-owned	State of Incorporation
Appalachian Community Bank	Georgia
Subsidiaries - Indirect/wholly-owned by Appalachian Community Bank	
Appalachian Information Management, Inc.	Georgia

Exhibit 23 - Consent of Schauer, Taylor, Cox, Vise & Morgan, P.C.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 10-KSB, into the Company's previously filed Registration Statement on Form S-8.

/S/ Schauer, Taylor, Cox, Vise & Morgan, P.C.

SCHAUER, TAYLOR, COX, VISE & MORGAN, P.C.

Birmingham, Alabama
March 27, 2002

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

APPALACHIAN BANCSHARES, INC.

By: /s/ Tracy R. Newton
Tracy R. Newton, President and
Chief Executive Officer

Date: March 27, 2002

By: /s/ Alan R. May
Alan R. May, Chief Financial Officer

Date: March 28, 2002

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Tracy R. Newton, his true and lawful attorney-in-fact, as agent with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacity, to sign any or all amendments to this Form 10-KSB and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents in full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as they might or could be in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

/s/ Tracy R. Newton Tracy R. Newton, President, Chief Executive Officer and Director [Principal Executive Officer]	Date: March 27, 2002
/s/ Alan S. Dover Alan S. Dover, Director	Date: March 27, 2002
/s/ Charles A. Edmondson Charles A. Edmondson, Director	Date: March 28, 2002
/s/ Roger E. Futch Roger E. Futch, Director	Date: March 27, 2002
/s/ Joseph C. Hensley Joseph C. Hensley, Director	Date: March 29, 2002
/s/ Frank E. Jones Frank E. Jones, Director	Date: March 28, 2002
/s/ J. Ronald Knight J. Ronald Knight, Director	Date: March 28, 2002
/s/ P. Joe Sisson P. Joe Sisson, Director	Date: March 29, 2002
/s/ Kenneth D. Warren Kenneth D. Warren, Director	Date: March 27, 2002

Index to Consolidated Financial Statements

Schauer, Taylor, Cox, Vise & Morgan, P.C.

Certified Public Accountants and Consultants
150 Olde Towne Road
Birmingham, Alabama 35216

Douglas B. Schauer, CPA
Edward R. Taylor, CPA
W. Ernest Cox, CPA
Donald G. Vise, CPA
Phillip D. Morgan, CPA
David A. Bowers, CPA
Benjamin N. Vance, CPA
Steven W. Brown, CPA

Telephone - 205.822.3488
Wats - 800.466.3488
Fax - 205.822.3541 or 205.822.0645
Email - Firm@schauertaylor.com

C. David Brooks, CPA
M. Bryant King, CPA
Steven D. Miller, CPA
Raymond A. Patton, CPA
Russell D. Payne, CPA
Stewart T. Wilson, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Appalachian Bancshares, Inc. and Subsidiaries
Ellijay, Georgia

We have audited the accompanying consolidated statements of financial condition of Appalachian Bancshares, Inc. (a Georgia corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Appalachian Bancshares, Inc. and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Birmingham, Alabama
February 15, 2002

/s/ Schauer, Taylor, Cox, Vise & Morgan, P.C.

Schauer, Taylor, Cox, Vise & Morgan, P.C.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
December 31, 2001 and 2000

	2001	2000
Assets		
Cash and due from banks	$ 3,598,304	$ 5,119,438
Interest-bearing deposits with other banks	745,954	24,528
Federal funds sold	3,214,000	6,573,000
Cash and Cash Equivalents	7,558,258	11,716,966
Securities available-for-sale	49,393,717	32,540,634
Loans, net of unearned income	250,569,296	214,123,876
Allowance for loan losses	(2,995,362)	(2,210,603)
Net Loans	247,573,934	211,913,273
Premises and equipment, net	6,845,430	6,615,352
Accrued interest	2,498,992	2,454,079
Cash surrender value on life insurance	2,369,866	2,255,356
Intangible, net	1,991,891	2,109,638
Other assets	1,446,923	1,337,362
Total Assets	$ 319,679,011	$ 270,942,660
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing	$ 16,833,584	$ 8,900,815
Interest-bearing.	247,194,423	205,268,008
Total Deposits	264,028,007	214,168,823
Short-term borrowings	3,664,699	2,845,355
Accrued interest	1,266,946	1,361,896
Long-term debt	29,653,571	34,538,095
Other liabilities	474,598	359,004
Total Liabilities	299,087,821	253,273,173
Shareholders' Equity		
Common stock, par value $0.01 per share, 20,000,000 shares authorized, 3,134,670 shares issued in 2001 and 3,110,248 shares issued in 2000	31,347	31,102
Paid-in capital	14,926,333	14,606,889
Retained earnings	7,827,893	5,289,795
Accumulated other comprehensive income (loss): net unrealized holding gains (losses) on securities available-for-sale, net of deferred income tax	60,822	(3,094)
Treasury stock, 253,000 shares at cost	(2,255,205)	(2,255,205)
Total Shareholders' Equity	20,591,190	17,669,487
Total Liabilities and Shareholders' Equity	$ 319,679,011	$ 270,942,660

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Interest Income			
Interest and fees on loans	$ 22,111,485	$ 19,603,418	$ 13,807,798
Interest on investment securities:			
Taxable securities	1,743,440	1,702,529	1,388,750
Nontaxable securities	536,689	426,619	527,461
Interest on deposits in other banks	4,891	30,363	16,322
Interest on federal funds sold	366,870	207,125	398,972
Total Interest Income	24,763,375	21,970,054	16,139,303
Interest Expense			
Interest on deposits	11,294,581	10,919,158	8,249,918
Interest on federal funds purchased and securities sold under agreements to repurchase	100,124	389,080	112,368
Interest on long-term debt	2,280,122	2,017,015	776,485
Total Interest Expense	13,674,827	13,325,253	9,138,771
Net Interest Income	11,088,548	8,644,801	7,000,532
Provision for loan losses	1,294,500	921,940	880,000
Net Interest Income After Provision For Loan Losses	9,794,048	7,722,861	6,120,532
Noninterest Income			
Customer service fees	661,715	504,131	401,808
Insurance commissions	60,665	45,566	54,198
Other operating income	668,645	619,911	379,477
Investment securities gains (losses)	146,976	(10,774)	9,430
Total Noninterest Income.	1,538,001	1,158,834	844,913
Noninterest Expenses			
Salaries and employee benefits	3,743,849	2,890,930	2,575,618
Occupancy expense	511,810	331,332	324,024
Furniture and equipment expense	457,306	375,673	338,150
Other operating expenses	3,118,398	2,782,551	2,323,177
Total Noninterest Expenses	7,831,363	6,380,486	5,560,969
Income before income taxes	3,500,686	2,501,209	1,404,476
Income tax expense	962,588	871,778	138,702
Net Income	$ 2,538,098	$ 1,629,431	$ 1,265,774
Earnings Per Common Share			
Basic	$ 0.89	$ 0.59	$ 0.48
Diluted	0.82	0.55	0.44
Cash Dividends Declared Per Common Share	$ 0.00	$ 0.00	$ 0.00
Weighted Average Shares Outstanding			
Basic	2,859,683	2,755,255	2,652,392
Diluted	3,081,276	2,968,926	2,847,050

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
Years Ended December 31, 2001, 2000 and 1999

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at January 1, 1999	$6,835,940	$ 2,576,849	$ 2,394,590	$ 100,315	$ (428,000)	$11,479,694
Net income 1999	—	—	1,265,774	—	—	1,265,774
Unrealized losses on available-for-sale securities, net of reclassification adjustment, net of tax of $479,159	—	—	—	(887,711)	—	(887,711)
Comprehensive income	—	—	—	—	—	378,063
Proceeds from sale of common stock to 401(k) plan	87,670	263,010	—	—	—	350,680
Proceeds from exercise of options	22,000	33,243	—	—	—	55,243
Compensation on options granted	—	157,094	—	—	—	157,094
Balance at December 31, 1999	6,945,610	3,030,196	3,660,364	(787,396)	(428,000)	12,420,774
Net income 2000	—	—	1,629,431	—	—	1,629,431
Unrealized gains on available-for-sale securities, net of reclassification adjustment, net of tax of $425,490	—	—	—	784,302	—	784,302
Comprehensive income	—	—	—	—	—	2,413,733
Purchase of Treasury Stock	—	—	—	—	(1,827,205)	(1,827,205)
Change of par value from $5.00 to $0.01	(6,917,828)	6,917,828	—	—	—	—
Public offering sale of stock, net of issuance costs	3,066	4,359,081	—	—	—	4,362,147
Proceeds from sale of common stock to 401(k) plan	242	292,596	—	—	—	292,838
Proceeds from exercise of options	12	7,188	—	—	—	7,200
Balance at December 31, 2000	31,102	14,606,889	5,289,795	(3,094)	(2,255,205)	17,669,487
Net income 2001	—	—	2,538,098	—	—	2,538,098
Unrealized gains on available-for-sale securities, net of reclassification adjustment, net of tax of $31,379	—	—	—	63,916	—	63,916
Comprehensive income	—	—	—	—	—	2,602,014
Proceeds from sale of common stock to 401(k) plan	206	287,102	—	—	—	287,308
Proceeds from exercise of options	39	32,342	—	—	—	32,381
Balance at December 31, 2001	$ 31,347	$14,926,333	$ 7,827,893	$ 60,822	$(2,255,205)	$20,591,190

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES
Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Operating Activities			
Net income	$ **2,538,098**	$ 1,629,431	$ 1,265,774
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization, and accretion, net	**861,950**	556,373	473,259
Provision for loan losses	**1,294,500**	921,940	880,000
Deferred tax (benefit)	**(181,725)**	110,343	(117,947)
Realized security (gains) losses, net	**(146,976)**	10,774	(9,430)
Increase in cash surrender value on life insurance	**(114,510)**	(110,062)	(29,856)
Increase in accrued interest receivable	**(44,913)**	(712,093)	(422,385)
(Decrease) increase in accrued interest payable	**(94,950)**	545,908	150,105
Other	**183,274**	334,278	(348,944)
Net Cash Provided By Operating Activities	**4,294,748**	3,286,892	1,840,576
Investing Activities			
Proceeds from sales of securities available-for-sale	**7,777,064**	10,282,289	3,572,134
Proceeds from sales of securities held-to-maturity	—	—	834,523
Proceeds from maturity, calls and paydown of securities available-for-sale	**19,540,135**	1,151,386	9,251,517
Proceeds from maturity, calls and paydown of securities held-to-maturity	—	—	250,514
Purchase of securities available-for-sale	**(44,027,017)**	(8,405,098)	(20,815,665)
Purchase of securities held-to-maturity	—	—	(670,762)
Net increase in loans to customers	**(37,068,598)**	(45,726,054)	(39,991,882)
Capital expenditures, net	**(878,572)**	(3,230,277)	(250,252)
Proceeds from disposition of foreclosed real estate	**89,839**	—	—
Purchase of life insurance plan	—	—	(1,500,000)
Net Cash Used In Investing Activities	**(54,567,149)**	(45,927,754)	(49,319,873)
Financing Activities			
Net increase (decrease) in demand deposits, NOW accounts, and savings accounts	**17,041,106**	1,670,288	(4,602,526)
Net increase in certificates of deposit	**32,818,078**	25,768,879	27,470,704
Net increase (decrease) in short-term borrowings	**819,344**	(3,288,652)	3,628,231
Issuance of long-term debt	—	38,600,000	9,000,000
Repayment of long-term debt	**(4,884,524)**	(21,026,191)	(3,042,857)
Issuance of common stock	**319,689**	4,662,185	542,974
Purchase of treasury stock	—	(1,827,205)	—
Net Cash Provided By Financing Activities	**46,113,693**	44,559,304	32,996,526
Net increase (decrease) in cash and cash equivalents	**(4,158,708)**	1,918,442	(14,482,771)
Cash and cash equivalents at beginning of year	**11,716,966**	9,798,524	24,281,295
Cash and cash equivalents at end of year	$ **7,558,258**	$ 11,716,966	$ 9,798,524

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES

December 31, 2001, 2000 and 1999

Note 1 - Summary of Significant Accounting Policies

The accompanying consolidated financial statements include the accounts of Appalachian Bancshares, Inc. (the "Company")(a Georgia corporation) and its wholly-owned subsidiaries: Appalachian Community Bank (the "Bank") and Appalachian Information Management, Inc. ("AIM"). During 2001, the two previous bank subsidiaries, Gilmer County Bank and Appalachian Community Bank (formerly known as First National Bank of Union County) were merged. The surviving bank of Gilmer County Bank simultaneously changed its name to Appalachian Community Bank. AIM was formed as a wholly-owned subsidiary of the Bank. AIM provides in-house data services to the Bank and offers data processing services to other institutions. All significant intercompany transactions and balances have been eliminated in consolidation. Unless otherwise indicated herein, the financial results of the Company refer to the Company and the Bank on a consolidated basis. The Bank provides a full range of banking services to individual and corporate customers in North Georgia and the surrounding areas.

The Company operates predominantly in the domestic commercial banking industry. The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America and to general practice within the banking industry. The following summarizes the most significant of these policies.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Securities

Securities are classified as either held-to-maturity, available-for-sale or trading.

Held-to-maturity securities are securities for which management has the ability and intent to hold until maturity. These securities are carried at amortized cost, adjusted for amortization of premiums and accretion of discount, to the earlier of the maturity or call date.

Securities available-for-sale represent those securities intended to be held for an indefinite period of time, including securities that management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, the need to increase regulatory capital, or other similar factors. Securities available-for-sale are recorded at market value with unrealized gains and losses net of any tax effect, added or deducted directly from shareholders' equity.

Note 1 - Summary of Significant Accounting Policies - Continued

Securities carried in trading accounts are carried at market value with unrealized gains and losses reflected in income.

Realized and unrealized gains and losses are based on the specific identification method.

Declines in the fair value of individual held-to maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

The Company has no trading or held-to-maturity securities.

Loans

Loans are stated at unpaid principal balances, less the allowance for loan losses, net deferred loan fees and unearned discounts.

Unearned discounts on installment loans are recognized as income over the term of the loans using a method that approximates the interest method.

Loan origination and commitment fees, as well as certain origination costs, when material, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method.

Allowance for Possible Loan Losses

A loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the historical effective interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Smaller balance homogeneous loans which consist of residential mortgages and consumer loans are evaluated collectively and reserves are established based on historical loss experience.

The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Increases and decreases in the allowance due to changes in the measurement of the impaired loans are included in the provision for loan losses. Loans continue to be classified as impaired unless they are brought fully current and the collection of scheduled interest and principal is considered probable. When a loan or portion of a loan is determined to be uncollectable, the portion deemed uncollectable is charged against the allowance and subsequent recoveries, if any, are credited to the allowance.

Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay, estimated value of any underlying collateral, and an analysis of current economic conditions. While management believes that it has established the allowance in accordance with generally accepted accounting principles and has taken into account the views of its regulators and the current economic environment; there can be no assurance that in the future the Bank's regulators or its economic environment will not require further increases in the allowance.

Note 1 - Summary of Significant Accounting Policies - Continued

Income Recognition on Impaired and Nonaccrual Loans

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well collateralized and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal.

While a loan is classified as nonaccrual and the future collectability of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding, except in the case of loans with scheduled amortizations where the payment is generally applied to the oldest payment due. When the future collectability of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan has been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge offs have been fully recovered. Interest income recognized on a cash basis was immaterial for the years ended December 31, 2001, 2000 and 1999.

Premises and Equipment

Land is carried at cost. Other premises and equipment are carried at cost net of accumulated depreciation. Depreciation is provided generally by straight-line methods based principally on the estimated useful lives of the respective assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Foreclosed Real Estate

Foreclosed real estate includes both formally foreclosed property and in-substance foreclosed property. In-substance foreclosed properties are those properties for which the institution has taken physical possession, regardless of whether formal foreclosure proceedings have taken place.

At the time of foreclosure, foreclosed real estate is recorded at the lower of the carrying amount or fair value less cost to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell.

Costs incurred in maintaining foreclosed real estate and subsequent adjustments to the carrying amount of the property are included in income (loss) on foreclosed real estate.

Advertising Costs

The Company's policy is to expense advertising costs as incurred. Advertising expense for the years ended December 31, 2001, 2000 and 1999 amounted to approximately $441,000, $418,000 and $309,000, respectively.

Note 1 - Summary of Significant Accounting Policies - Continued

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities, allowance for loan losses, estimated losses on foreclosed real estate, and accumulated depreciation for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company files consolidated income tax returns with its subsidiaries.

Stock-Based Compensation

In October 1995, the FASB issued SFAS No. 123, *Accounting for Stock-Based Compensation*; which defines a fair value based method of accounting for an employee stock option plan. This statement establishes financial accounting and reporting standards for stock-based employee compensation plans and stock-based non-employee compensation. Under the fair value based method, compensation is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, SFAS No. 123 allows an entity to continue to measure compensation costs for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No, 25, *Accounting for Stock Issued to Employees*. The Company has elected to continue its reporting of stock-based compensation in accordance with the provisions of APB Opinion No. 25.

Employee Benefit Plan

The Company has a 401(k) profit-sharing plan covering substantially all of its employees. Eligible participating employees may elect to contribute tax-deferred contributions. Company contributions to the plan are determined by the board of directors.

Intangibles

Intangibles consist primarily of goodwill. The goodwill intangible represents a premium paid on the purchase of assets and deposit liabilities. The asset is stated at cost, net of accumulated amortization, which is provided using the straight-line method over the estimated useful life of 20 years.

As discussed later in this footnote, the adoption of new accounting standards effective January 1, 2002, mandate the discontinuance of periodic amortization and require the Company to measure the recorded goodwill for impairment as of January 1, 2002, and at least annually thereafter. The initial measurement has not been completed, however, no material impact to the Company's consolidated financial statements is anticipated.

Off Balance Sheet Financial Instruments

In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Note 1 - Summary of Significant Accounting Policies - Continued

The Company also has available as a source of short-term financing the purchase of federal funds from other commercial banks from an available line of up to $15 million and a line of credit with the Federal Home Loan Bank of up to $30,369,974 of which $5,316,403 is available and unused.

Segment Information

All of the Company's offices offer similar products and services, are located in the same geographic region, and serve the same customer segments of the market. As a result, management considers all units as one operating segment and therefore feels that the basic consolidated financial statements and related footnotes provide details related to segment reporting.

Reclassifications

Certain amounts in 2000 and 1999 have been reclassified to conform with the 2001 presentation.

Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative is to be determined based upon the intended use of the derivative. For certain hedge designations (cash flow and foreign currency exposure) the derivative's gain or loss is reported as a component of other comprehensive income. Other designations require the gain or loss to be recognized in earnings in the period of change. This statement, amended as to effective date by SFAS No. 137, is effective for financial statements for periods beginning after June 15, 2000. In June 2000, the Financial Accounting Standards Board issued SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of SFAS No. 133.* The adoption of SFAS No. 133, as amended by SFAS No. 138 did not have a material impact on the Company's consolidated financial statements.

In September 2000, the FASB issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement No. 125.* While SFAS No. 140 carries over most of the provisions of SFAS No. 125, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, it provides new standards for reporting financial assets transferred as collateral and new standards for the derecognition of financial assets, in particular transactions involving the use of special purpose entities. SFAS No. 140 also prescribes additional disclosures for collateral transactions and for securitization transactions accounted for as sales. The new collateral standards and disclosure requirements are effective for fiscal years ending after December 15, 2000, while the new standards for the derecognition of financial assets are effective for transfers made after March 31, 2001. The adoption of this statement did not have a material effect on the Company's consolidated financial statements.

In May 2001, the Auditing Standards Board issued Statement on Auditing Standards ("SAS") No. 94, *The Effect of Information Technology on the Auditor's Consideration of Internal Control in a Financial Statement Audit.* This statement amends SAS No. 55, *Consideration of Internal Control in a Financial Statement Audit*, by providing additional guidance related to the understanding by the auditor of an entity's use of information technology relevant to the audit. This auditing standard is effective for audits of financial statements for periods beginning on or after June 1, 2001. The impact on the audit of the Company's consolidated financial statements resulting from the issuance of this auditing standard is not expected to be material.

Note 1 - Summary of Significant Accounting Policies - Continued

In June 2001, the FASB issued SFAS No. 141, *Business Combinations.* This statement address financial accounting and reporting for business combinations and supersedes ABP Opinion No. 16, *Business Combinations,* and SFAS No. 38, *Accounting for Preacquisition Contingencies of Purchased Enterprises.* All business combinations in the scope of SFAS No. 141 are to be accounted for using one method, the purchase method. Prior to the issuance of this statement, subject to certain criteria, business combinations were accounted for using one of two methods, the pooling-of-interests method or the purchase method. The two methods produce different financial statement results. The single-method approach used in SFAS No. 141 reflects the conclusion that virtually all business combinations are acquisitions and therefore should be accounted for in the same manner as other asset acquisitions based on the values exchanged. This statement provides expanded and revised guidance related to the allocation of the purchase price to goodwill and other intangibles arising from the business combination. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001.

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets,* which addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, *Intangible Assets.* SFAS No. 142 provides new standards for accounting relating to intangible assets after initial recognition in the financial statements. This statement proscribes the accounting practice of amortizing or expensing intangibles ratably over a prescribed period of time and imposes new guidance requiring that goodwill and certain other intangibles be tested for impairment at least annually by comparing fair values of those assets with their recorded amounts. Additional disclosure requirements also are provided. The provisions of SFAS No. 142 are required to be applied in fiscal years beginning after December 15, 2001.

The adoption of SFAS No. 141 and SFAS No. 142 are not expected to have a material effect on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets.* This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,* and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,* for the disposal of a segment of a business (as previously defined in that opinion). This statement also amends Accounting Research Bulletin No. 51, *Consolidated Financial Statements,* to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The major changes resulting from this statement relate to the establishment of a single method for the recognition of impairment losses on long-lived assets to be held and used whether from discontinuance of a business segment or otherwise. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies - Continued

In December 2001, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 01-6, *Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others.* This statement reconciles and conforms the accounting and financial reporting provisions for similar transactions as applied to different entities within the financial services industry. It eliminates differences in disclosure practices where not warranted and should provide greater consistency in reporting by entities in the financial services industry. This statement is effective for annual and interim financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SOP 01-6 is not expected to have a material effect on the Company's consolidated financial statements.

In December 2001, the Auditing Standards Board issued SAS No. 95, *Generally Accepted Auditing Standards.* This statement supersedes *Generally Accepted Auditing Standards* of SAS No. 1 and generally provides additional guidance to the independent auditor in the conduct of an audit engagement, primarily by addressing authoritative and nonauthoritative publications for audit consideration and guidance. This SAS is effective for audits of financial statements for periods beginning on or after December 15, 2001.

In January 2002, the Auditing Standards Board issued SAS No. 96, *Audit Documentation.* This statement supersedes SAS No. 41, *Working Papers* and amends SAS No. 47, *Audit Risk and Materiality in Conducting an Audit*, SAS No. 56, *Analytical Procedures* and SAS No. 59, *The Auditor's Consideration of an Entity's Ability to Continue as a Going Concern.* This statement provides revised guidance to the independent auditor as to the type, purpose and requirements of audit documentation. This SAS is effective for audits of financial statements for periods beginning on or after May 15, 2002.

The impact of SAS No. 95 and SAS No. 96 on the audit of the Company's consolidated financial statements resulting from the issuance of these auditing standards is not expected to be material.

Earnings per Common Share

Basic earnings per common share are computed by dividing earnings available to stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock, as prescribed by SFAS No. 128, *Earnings per Share.* All per share amounts included in these financial statements have been retroactively adjusted to reflect the effects of the 2-for-1 stock split which occurred during 2000. The following reconciles the weighted average number of shares outstanding:

	2001	2000	1999
Weighted average of common shares outstanding	**2,859,683**	2,755,255	2,652,392
Effect of dilutive options	**221,593**	213,671	194,658
Weighted average of common shares outstanding effected for dilution	**3,081,276**	2,968,926	2,847,050

In April 2000, the Company issued a 2-for-1 stock split. All per share amounts included in these consolidated financial statements have been retroactively adjusted to give effect to this split.

Note 1 - Summary of Significant Accounting Policies - Continued

Comprehensive Income

Comprehensive income is the total of net income and all other non-owner changes in equity. Items that are to be recognized under accounting standards as components of comprehensive income are displayed in statements of shareholders' equity.

In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double counting items that are displayed as part of net income for a period that also had been displayed as part of other comprehensive income in that period or earlier periods. The disclosure of the reclassification amounts and other details of other comprehensive income are as follows:

	Years Ended December 31,		
	2001	2000	1999
Unrealized gains (losses) on securities			
Unrealized holding gains (losses) arising during period	$ 242,271	$ 1,199,018	$ (1,357,440)
Reclassification adjustments for (gains) losses included in net income	(146,976)	10,774	(9,430)
Net unrealized gains (losses)	95,295	1,209,792	(1,366,870)
Income tax related to items of other comprehensive income	(31,379)	(425,490)	479,159
Other comprehensive income (loss)	$ 63,916	$ 784,302	$ (887,711)

Statements of Cash Flows

The Company includes cash, due from banks, and short-term investments as cash equivalents in preparing the consolidated statements of cash flows. The following is supplemental disclosure to the statements of cash flows for the three years ended December 31, 2001.

	Years Ended December 31,		
	2001	2000	1999
Cash paid during the year for interest	$ 13,769,777	$ 12,779,345	$ 8,988,666
Cash paid during the year for income taxes	1,061,461	603,000	369,400
Non-cash Disclosures:			
Loans transferred to foreclose real estate	732,882	147,423	—
Net increase (decrease) in unrealized gains and losses on securities available-for-sale	95,295	1,209,792	(1,366,870)
Proceeds from sales of foreclosed real estate financed through loans	619,445	—	—
Securities transferred from held-to-maturity portfolio to available-for-sale portfolio	—	5,799,682	—
Change in par value from $5.00 per share to $0.01 per share	—	6,917,828	—
Transfer of stock to 401(k)	—	4,165	—

Note 2 - Business Combination

Effective August 13, 2001, the Company's wholly-owned bank subsidiaries, Gilmer County Bank and Appalachian Community Bank were merged together. Regulatory approval for the merger was received by the Company from the Federal Deposit Insurance Corporation ("FDIC") and the Georgia Department of Banking and Finance. Pursuant to the merger, Gilmer County Bank, as the surviving bank in the merger, changed its legal name from Gilmer County Bank to Appalachian Community Bank. However, its offices located in Gilmer County continue to operate under the trade name of "Gilmer County Bank."

Note 3 - Restrictions On Cash and Due From Bank Accounts

The Company is required to maintain average reserve balances either in vault cash or on deposit with the Federal Reserve Bank. At December 31, 2001 and 2000, the average amount of the required reserves was $2,161,000 and $1,390,000, respectively.

Note 4 - Securities

The carrying amounts of securities as shown in the consolidated statement of financial condition of the Company and their approximate fair values at December 31, 2001 and 2000 are presented below.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities Available-for-Sale				
December 31, 2001:				
U.S. Government and agency securities	$ 14,514,408	$ 187,480	$ 10,721	$ 14,691,167
State and municipal securities	13,994,179	68,297	257,536	13,804,940
Mortgage-backed securities	19,235,376	131,003	26,369	19,340,010
Equity securities	1,557,600	—	—	1,557,600
	$ 49,301,563	$ 386,780	$ 294,626	$ 49,393,717
December 31, 2000:				
U.S. Government and agency securities	$ 16,622,308	$ 67,276	$ 131,256	$ 16,558,328
State and municipal securities	8,203,109	98,184	25,479	8,275,814
Mortgage-backed securities	6,160,758	31,351	43,217	6,148,892
Equity securities	1,557,600	—	—	1,557,600
	$ 32,543,775	$ 196,811	$ 199,952	$ 32,540,634

Note 4 - Securities - Continued

At December 31, 2001, the Company's available-for-sale securities reflected net unrealized gains of $92,154, which resulted in an increase in stockholders equity of $60,822 net of deferred tax liability. At December 31, 2000, the Company's available-for-sale securities reflected net unrealized losses of $3,141, which resulted in a decrease in stockholders' equity of $3,094, net of deferred tax liability.

During the first quarter of 2000, the Company transferred at fair market value all held-to-maturity securities into the available-for-sale category. The carrying value at the date of transfer was $5,799,963 with an approximate fair market value of $5,622,297.

The contractual maturities of securities available-for-sale at December 31, 2001, are shown as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Securities Available-for-Sale		
Due in one year or less	$ 9,384,711	$ 9,464,487
Due after one year through five years	19,974,456	20,058,275
Due after five years through ten years	9,284,542	9,346,047
Due after ten years	9,100,254	8,967,308
Equity securities	1,557,600	1,557,600
	$ 49,301,563	$ 49,393,717

Mortgage-backed securities have been included in the maturity tables based upon guaranteed payoff date of each security.

Gross realized gains and losses on the sale of securities available-for-sale for each of the three years in the period ended December 31, 2001, were as follows:

	2001	2000	1999
Gross realized gains	**$ 174,983**	$ 10,519	$ 11,829
Gross realized losses	**28,007**	21,293	2,399

Equity securities include a restricted investment in Federal Home Loan Bank stock, which must be maintained to secure the available line of credit. The amount of investment in this stock amounted to $1,557,600 at December 31, 2001 and 2000.

The carrying value of investment securities pledged to secure public funds on deposit, securities sold under agreements to repurchase, and for other purposes as required by law amounted to approximately $9,413,000 and $19,076,000 at December 31, 2001 and 2000, respectively.

Note 5 - Loans

The Company grants loans to customers primarily in the North Georgia area. The major classifications of loans as of December 31 were as follows:

	2001	2000
Commercial, financial and agricultural	$ 29,091,838	$ 36,320,462
Real estate - construction	54,255,536	22,056,849
Real estate - mortgage	147,851,890	136,717,781
Consumer	19,370,032	17,254,354
Other loans	—	1,774,430
	250,569,296	214,123,876
Allowance for loan losses	(2,995,362)	(2,210,603)
Net loans	$ 247,573,934	$ 211,913,273

Total loans which the Company considered to be impaired at December 31, 2001 and 2000, were $1,642,000 and $385,000, respectively. All of these loans were on nonaccrual status and had related allowances of $246,300 and $57,750, respectively. Impaired loans consisted primarily of commercial loans as of December 31, 2001 and 2000. The average recorded investment in impaired loans for the years ended December 31, 2001 and 2000 was approximately $1,013,500 and $365,000, respectively. No material amount of interest income was recognized on impaired loans for the years ended December 31, 2001 and 2000. For the years ended December 31, 2001 and 2000, the difference between gross interest income that would have been recorded in such period if the nonaccruing loans had been current in accordance with their original terms and the amount of interest income on those loans that was included in such period's net income was negligible.

The Company has no commitments to loan additional funds to the borrowers of nonaccrual loans.

Note 6 - Allowance for Loan Losses

Changes in the allowance for loan losses for each of the three years ended December 31 are as follows:

	2001	2000	1999
Balance at beginning of year	$ 2,210,603	$ 1,849,290	$ 1,686,395
Charge-offs	(543,800)	(591,410)	(760,827)
Recoveries	34,059	30,783	43,722
Net charge-offs	(509,741)	(560,627)	(717,105)
Provision for loan losses	1,294,500	921,940	880,000
Balance at end of year	$ 2,995,362	$ 2,210,603	$ 1,849,290

Note 7 - Premises and Equipment

Premises and equipment were as follows:

	2001	2000
Land	$ 846,558	$ 846,558
Buildings and improvements	4,050,520	3,486,006
Furniture and equipment	2,765,158	2,360,289
Computer equipment and software	1,371,283	1,214,826
Automobiles	174,935	191,133
Construction in progress	40,000	350,517
	9,248,454	8,431,329
Allowance for depreciation	(2,403,024)	(1,815,977)
	$ 6,845,430	$ 6,615,352

The provision for depreciation charged to occupancy and furniture and equipment expense for the years ended December 31, 2001, 2000 and 1999, was $640,220, $472,609 and $312,865, respectively.

Note 8 - Deposits

The aggregate amounts of time deposits of $100,000 or more, including certificates of deposit of $100,000 or more at December 31, 2001 and 2000 were $48,189,453 and $39,542,067, respectively. Time deposits of less than $100,000 totaled $115,393,198 and $91,222,506 at December 31, 2001 and 2000, respectively. Demand deposits reclassified as loan balances as of December 31, 2001 and 2000 amounted to $71,809 and $19,649, respectively.

The maturities of time certificates of deposit and other time deposits issued by the Company at December 31, 2001, are as follows:

	Time Certificates of Deposit
Years ending December 31,	
2002	$ 113,681,420
2003	41,382,821
2004	4,288,416
2005	4,012,774
2006	217,220
	$ 163,582,651

Note 9 - Short-Term Borrowings

Short-term borrowings at December 31, 2001 and 2000 consist of the following:

	2001	2000
Federal funds purchased	$ 1,932,000	$ —
Securities sold under agreements to repurchase	1,732,699	2,845,355
	$ 3,664,699	$ 2,845,355

Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2001	2000
Average balance during the year	$ 1,930,051	$ 2,522,820
Average interest rate during the year	3.20%	3.94%
Maximum month-end balance during the year	$ 3,144,208	$ 3,117,584
U.S. Agency, municipal and mortgage-backed securities underlying the agreements at year end:		
Carrying value	$ 2,466,745	$ 3,180,498
Estimated fair value	2,466,745	3,180,498

Note 10 - Long-Term Debt

At December 31, 2001 and 2000, the Company had notes payable totaling $29,653,571 and $34,538,095, respectively.

Long-term debt consists of the following at December 31:

	2001	2000
Notes payable on line of credit at FHLB, with varying maturities; from April 2002 through October 2008, interest rate varies from 4.56% to 7.74%, secured by residential mortgages	$ 25,053,571	$ 29,938,095
Note payable to another financial institution, interest at prime less 0.25%; interest paid quarterly with principal paid at maturity, secured by 100% of the outstanding shares of Appalachian Community Bank.	4,600,000	4,600,000
	$ 29,653,571	$ 34,538,095

Note 10 - Long-Term Debt - Continued

Maturities of long-term debt following December 31, 2001, are as follows:

Years ending December 31,	
2002	$ 11,642,857
2003	7,742,857
2004	4,142,857
2005	4,175,000
2006	1,000,000
Thereafter	950,000
	$ 29,653,571

Note 11 - Shareholders' Equity

At December 31, 2001 and 2000 Shareholders' Equity of the Company consisted of the following:

Common Stock: At December 31, 2001 20,000,000 shares authorized, 3,134,670 shares issued and 2,881,670 outstanding with a par value of $0.01 per share. At December 31, 2000, 20,000,000 shares authorized, 3,110,248 shares issued and 2,857,248 outstanding with a par value of $0.01 per share. Voting rights equal to one vote per share.

Paid-in Capital: Represents the funds received in excess of par value upon the issuance of stock, net of issuance costs and the tax benefits of non-statutory stock options.

Retained Earnings: Represents the accumulated net earnings of the Company.

Accumulated Other Comprehensive Income: Represents the change in equity during each period from the effects of unrealized holding gains and losses on securities available-for-sale, net of tax.

Treasury Stock: Represents 253,000 shares of common stock at December 31, 2001 and 2000, at cost.

In April 2000, the Company issued a 2-for-1 stock split. All per share amounts included in these consolidated financial statements have been retroactively adjusted to give effect to this split.

In 2001, the Company sold 20,522 shares of stock to its 401(k) plan for $287,308. Of this amount, $205 was allocated to common stock and $287,103 to paid-in capital. In addition, 3,900 options were exercised for an amount equaling $32,381, including tax benefit, of which $39 was allocated to common stock and $32,342 to paid-in capital.

In 2000, the Company issued 24,192 shares of stock to its 401(k) plan for $292,838. Of this amount $242 was allocated to common stock and $292,596 to paid-in capital. The Company also purchased 165,000 shares of common stock for $1,827,705, which is reflected as treasury stock, at cost, in shareholders' equity. During 2000, the Company sold 306,612 shares of stock in a public offering for $4,599,190, net of issuance costs, of which $3,066 was allocated to common stock and $4,596,124 to paid-in capital. In addition, 1,200 options were exercised for an amount equaling $7,200, including tax benefit, of which $12 was allocated to common stock and $7,188 to paid-in capital.

Note 11 - Shareholders' Equity - Continued

In 1999, the Company sold 17,534 shares of stock to its 401(k) plan for $350,680. Of this amount, $87,670 was allocated to common stock and $263,010 to capital surplus. The Company also recorded an increase of $157,094 in capital surplus related to the issuance of compensatory options. This capital increase was reflected as compensation in the consolidated statement of income for the year ended December 31, 1999. In addition, 4,400 options were exercised for an amount equaling $55,243, including tax benefit, of which $22,000 was allocated to common stock and $33,243 to capital surplus.

The Company is also required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. The Company's ratios as of December 31, 2001 and 2000 are disclosed in note 17 following.

The board of directors of any state-chartered bank in Georgia may declare and pay cash dividends on its outstanding capital stock without any request for approval of the Bank's regulatory agency if the following conditions are met:

1. Total classified assets at the most recent examination of the Bank do not exceed 80% of equity capital.

2. The aggregate amount of dividends declared in the calendar year does not exceed 50% of the prior year's net income.

3. The ratio of equity capital to adjusted assets shall not be less than 6%.

As of December 31, 2001, the Bank could declare dividends of approximately $1,520,000 without regulatory consent, subject to the Bank's compliance with regulatory capital restrictions. It is anticipated that any such dividends will be used for the payment of long-term debt service.

Note 12 - Other Operating Expenses

Other operating expenses consist of the following:

	2001	2000	1999
Professional fees	$ 469,267	$ 426,710	$ 412,218
Advertising	440,651	418,125	308,819
Director and committee fees	411,804	379,542	226,983
Data processing	395,270	218,669	375,061
Stationery and supplies	264,271	262,175	252,688
Insurance	144,286	123,827	80,860
Taxes and licenses	132,472	50,080	63,715
Postage	126,668	132,150	131,342
Amortization	117,747	117,747	117,668
Correspondent bank charges	84,294	58,592	45,368
Checking account expense	56,805	66,769	62,932
Dues and subscriptions	39,546	29,374	19,368
Education	37,386	24,760	22,642
Other	397,931	474,031	203,513
Total other operating expenses	$ 3,118,398	$ 2,782,551	$ 2,323,177

Note 13 - Income Taxes

Federal and state income taxes receivable (payable) as of December 31, 2001 and 2000 included in other assets and other liabilities were as follows:

	2001	2000
Current		
Federal	$ 106,753	$ 50,375
State	(103,660)	19,589

The components of the net deferred income tax asset included in other assets are as follows:

	2001	2000
Deferred tax asset:		
Federal	$ 770,925	$ 611,127
State	68,317	69,158
Total deferred income tax asset	839,242	680,285
Deferred tax liability:		
Federal	(213,572)	(204,810)
State	(19,003)	(19,153)
Total deferred income tax liability	(232,575)	(223,963)
Net deferred tax asset	$ 606,667	$ 456,322

The tax effects of each type of income and expense item that gave rise to deferred taxes are:

	2001	2000
Net unrealized gains (losses) on securities available-for-sale	$ (31,333)	$ 47
Depreciation	(201,242)	(132,061)
Allowance for loan losses	782,956	628,103
Deferred compensation	55,098	52,135
Officers life insurance	—	(90,380)
Other	1,188	(1,522)
	$ 606,667	$ 456,322

The components of income tax expense (benefit) for the years 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Current			
Federal	$ 1,038,142	$ 741,910	$ 292,595
State	106,171	19,525	(35,946)
Deferred			
Federal	(179,725)	97,137	(54,741)
State	(2,000)	13,206	(63,206)
	$ 962,588	$ 871,778	$ 138,702

Note 13 - Income Taxes - Continued

Tax effects of securities transactions resulted in an increase (decrease) in income taxes for 2001, 2000 and 1999 of approximately $49,972, $(3,663) and $3,206, respectively.

The principal reasons for the difference in the effective tax rate and the federal statutory rate are as follows for the years ended December 31, 2001, 2000 and 1999.

	2001	2000	1999
Statutory federal income tax rate	34.0%	34.0%	34.0%
Effect on rate of:			
Tax-exempt securities	(5.2)	(5.8)	(12.8)
Tax-exempt loans	(1.1)	(0.8)	(0.9)
Interest expense disallowance	0.6	1.1	2.3
State income tax, net of federal tax	1.9	1.0	(6.2)
Other	(2.7)	5.4	(6.5)
Effective income tax rate	27.5%	34.9%	9.9%

Note 14 - Commitments and Contingencies

In the normal course of business, the Company offers a variety of financial products to its customers to aid them in meeting their requirements for liquidity, credit enhancement, and interest rate protection. Generally accepted accounting principles recognize these transactions as contingent liabilities and, accordingly, they are not reflected in the accompanying financial statements. Commitments to extend credit, credit card arrangements, commercial letters of credit, and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Company's credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded on the statement of financial condition. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Company. Management conducts regular reviews of these instruments on an individual customer basis, and the results are considered in assessing the adequacy of the Company's allowance for loan losses. Management does not anticipate any material losses as a result of these commitments.

Following is a discussion of these commitments:

Standby Letters of Credit: These agreements are used by the Company's customers as a means of improving their credit standings in their dealings with others. Under these agreements, the Company agrees to honor certain financial commitments in the event that its customers are unable to do so. As of December 31, 2001 and 2000, the Company has issued standby letters of credit of approximately $1,311,000 and $1,946,000.

Loan Commitments: As of December 31, 2001 and 2000, the Company had commitments outstanding to extend credit totaling approximately $34,084,000 and $20,578,000, respectively. These commitments generally require the customers to maintain certain credit standards. Management does not anticipate any material losses as a result of these commitments.

Litigation: The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims are not material to the financial statements.

Note 15 - Concentrations of Credit

All of the Company's loans, commitments and standby letters of credit have been granted to customers in the Company's market area. Substantially all such customers are depositors of the Company. The concentrations of credit by type of loan are set forth in Note 5. The commitments to extend credit relate primarily to unused real estate draw lines. Commercial and standby letters of credit were granted primarily to commercial borrowers.

The Company maintains its cash accounts at various commercial banks in Georgia. The total cash balances are insured by the FDIC up to $100,000. There were no uninsured balances at 2001. Total uninsured balances held at other commercial banks amounted to $146,456 at December 31, 2000.

Note 16 - Stock Option Plans

The Company has adopted its 1997 Employee Stock Incentive Plan and its 1997 Directors' Non-qualified Stock Option Plan under which it has granted statutory and nonstatutory stock options to certain directors and employees. The options granted provide for these directors and employees to purchase shares of the Company's $0.01 par value common stock at the market value at the dates of grant. The options granted may be exercised within ten years from the dates of grant subject to vesting requirements.

The following sets forth certain information regarding stock options for the years ended December 31, 2001, 2000, and 1999. Stock option shares and prices have been adjusted to reflect the effects of the 2-for-1 stock split in 2000.

Fixed Options

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	599,400	$ 4.52	587,600	$ 4.29	510,400	$ 4.00
Granted	50,000	14.00	13,000	15.00	86,000	6.00
Exercised	(3,900)	4.21	(1,200)	6.00	(8,800)	4.00
Forfeited	(6,600)	12.82	—	0.00	—	0.00
Outstanding at end of year	638,900	$ 5.18	599,400	$ 4.52	587,600	$ 4.29
Exercisable at end of year	417,700	$ 4.20	306,000	$ 4.22	158,400	$ 4.00
Weighted average fair value of options granted		$ 4.18		$ 5.02		$ 2.03

Information pertaining to options outstanding at December 31, 2001, is as follows:

	Outstanding Number	Expiration Date	Options Exercisable
Options with an Exercise Price of $4.00	498,100	6/01/07	383,700
Options with an Exercise Price of $6.00	82,800	6/22/09	32,400
Options with an Exercise Price of $15.00	8,000	6/30/10	1,600
Options with an Exercise Price of $14.00	50,000	7/10/11	—

Note 16 - Stock Option Plans - Continued

The Company's options outstanding have a weighted average contractual life of 6.04 years.

If the Company had elected to recognize compensation cost for options granted in 2001, 2000 and 1999, based on the fair value of the options as permitted by SFAS No. 123, net income and earnings per share would have reduced to the pro forma amounts indicated below:

	Years Ended December 31,		
	2001	2000	1999
Net Income			
As reported	$ 2,538,098	$ 1,629,431	$ 1,265,774
Pro forma	2,415,583	1,483,296	1,081,829
Basic Earnings Per Share			
As reported	$ 0.89	$ 0.59	$ 0.48
Pro forma	0.84	0.54	0.41
Diluted Earnings Per Share			
As reported	$ 0.82	$ 0.55	$ 0.44
Pro forma	0.78	0.50	0.38

All options are assumed to be exercised in the calculation of diluted average common shares outstanding, causing the equivalent number of shares outstanding on a diluted basis to be greater than that used to calculate basic earnings per share for 2001 by 221,593, 213,671 greater than that used to calculate basic earnings per share for 2000 and 194,658 greater than that used to calculate basic earnings per share for 1999. The dilutive effects on earnings per share for the years ended December 31, 2001, 2000 and 1999 were $.07, $.04, and $.04, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2001	2000	1999
Expected dividend yield	1.90%	1.90%	1.90%
Expected stock price volatility	24.20	25.70	26.30
Risk-free interest rate	4.95	6.00	6.00
Expected life of options	7.50 years	7.50 years	7.50 years

The effects of applying SFAS 123 for providing proforma disclosures are not likely to be representative of the effects on reported earnings for future years, nor are the dividend estimates representative of commitments on the part of the Company's Board.

Note 17 - Regulatory Matters

The Company and its subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company and its subsidiary bank and the consolidated financial statements. Under capital adequacy guidelines and the regulatory

Note 17 - Regulatory Matters - Continued

framework from prompt corrective action, the Company and its subsidiary bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its subsidiary bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 Capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the applicable regulatory agencies categorized Appalachian Community Bank, the subsidiary bank, as well capitalized under the regulatory framework for prompt corrective action. To remain well capitalized the Company and its subsidiary bank must maintain minimum Total Capital, Tier I Capital and Tier I Leverage ratios as set forth in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action categories.

The Company's and Bank's actual capital amounts and ratios are also presented in the table. The separate ratios of the former Gilmer County Bank and Appalachian Community Bank have been recomputed and presented below on a combined basis as of December 31, 2000.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(in Thousands)			
As of December 31, 2001:						
Total Capital						
Consolidated	$ 21,533	8.32%	$ 20,700	8.00%	$ 25,875	10.00%
Appalachian Community Bank	26,120	10.09	20,718	8.00	25,897	10.00
Tier 1 Capital						
Consolidated	18,538	7.16	10,350	4.00	15,525	6.00
Appalachian Community Bank	23,125	8.93	10,359	4.00	15,538	6.00
Tier 1 Leverage						
Consolidated	18,538	5.87	12,642	4.00	15,802	5.00
Appalachian Community Bank	23,125	7.32	12,642	4.00	15,802	5.00
As of December 31, 2000:						
Total Capital						
Consolidated	$ 17,774	8.25%	$ 17,242	8.00%	$ 21,552	10.00%
Appalachian Community Bank	22,427	10.41	17,242	8.00	21,552	10.00
Tier 1 Capital						
Consolidated	15,563	7.22	8,621	4.00	12,931	6.00
Appalachian Community Bank	20,217	9.38	8,621	4.00	12,931	6.00
Tier 1 Leverage						
Consolidated	15,563	5.72	10,887	4.00	13,608	5.00
Appalachian Community Bank	20,217	7.32	11,049	4.00	13,811	5.00

Note 18 - Employee Benefit Plan

The Company adopted a defined contribution plan covering substantially all employees; the plan is qualified under Section 401(k) of the Internal Revenue Code. Under the provisions of the plan, eligible participating employees may elect to contribute up to the maximum amount of tax deferred contribution allowed by the Internal Revenue Code. Employer and employee contributions may be made in the form of cash or Company stock. The Company's contribution to the plan is determined by the board of directors. The Company made discretionary cash contributions to the plan of approximately $223,678 in 2001, $219,940 in 2000 and $170,000 in 1999.

Note 19 - Leases

The Company has a number of operating lease agreements, involving land, buildings and equipment. These leases are noncancellable and expire on various dates through the year 2028. The leases provide for renewal options and generally require the Company to pay maintenance, insurance and property taxes. For the years ended December 31, 2001, 2000 and 1999, rental expense for operating leases was approximately $50,600, $29,000 and $33,000, respectively.

Future minimum lease payments under noncancellable operating leases at December 31, 2001, are as follows:

Years Ending December 31,		
2002	$	63,130
2003		43,754
2004		34,381
2005		35,020
2006		33,372
Thereafter		871,808
Total minimum lease payments	$	1,081,465

Note 20 - Related Party Transactions

Loans: Certain directors, executive officers and principal shareholders, including their immediate families and associates were loan customers of the Company during 2001 and 2000. Such loans are made in the ordinary course of business at normal credit terms, including interest rates and collateral and do not represent more than a normal risk of collection. A summary of activity and amounts outstanding are as follows:

	2001	2000
Balance at Beginning of Year	$ 6,646,716	$ 7,748,555
New loans	2,037,909	4,228,322
Repayments	(253,193)	(5,330,161)
Change in related parties	—	—
Balance at End of Year	$ 8,431,432	$ 6,646,716

Deposits: Deposits held from related parties were $1,589,713 and $918,285 at December 31, 2001 and 2000, respectively.

Note 20 - Related Party Transactions - Continued

Lease: The Bank leases a facility from a partnership which includes directors of the Company. The lease commenced in May 2001 and has an initial term of 24 months. Annual lease expense is set at $30,000. The Bank has an option to renew at the end of the term for an additional 24 months at annual lease expense of $33,000.

Note 21 - Litigation

While the Company and its subsidiaries are party to various legal proceedings arising from the ordinary course of business, management believes after consultation with legal counsel that there are no proceedings threatened or pending against the Company that will, individually or in the aggregate, have a material adverse effect on the business or financial condition of the Company.

Note 22 - *Fair Value of Financial Instruments*

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments: For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities: For securities and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans: For certain homogeneous categories of loans, such as some residential mortgages, credit card receivables, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Accrued Interest Receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposits: The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposit of similar remaining maturities.

Accrued Interest Payable: The carrying amount of accrued interest payable approximates its fair value.

Short-term Borrowings: The fair value of short-term borrowings, including securities sold under agreements to repurchase, is estimated to be approximately the same as the carrying amount.

Long-Term Debt: Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to Extend Credit, Letters of Credit, and Financial Guarantees Written: The fair value of commitments and letters of credit is estimated to be approximately the same as the notional amount of the related commitment.

Note 22 - Fair Value of Financial Instruments - Continued

The estimated fair values of the Company's financial instruments as of December 31 are as follows:

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)		(in thousands)	
Financial assets				
Cash and short-term investments	$ 7,558	$ 7,558	$ 11,717	$ 11,717
Securities	49,394	49,394	32,540	32,540
Loans	250,569	250,556	214,124	213,615
Accrued interest receivable	2,499	2,499	2,454	2,454
Total Financial Assets	$ 310,020	$ 310,007	$ 260,835	$ 260,326
Financial Liabilities				
Deposits	$ 264,028	$ 267,934	$ 214,169	$ 215,358
Short-term borrowings	3,665	3,665	2,845	2,848
Accrued interest payable	1,267	1,267	1,362	1,362
Long-term debt	29,654	29,985	34,538	34,421
Total Financial Liabilities	$ 298,614	$ 302,851	$ 252,914	$ 253,989
Unrecognized financial instruments				
Commitments to extend credit	$ 34,084	$ 34,084	$ 20,578	$ 20,578
Standby letters of credit	1,311	1,311	1,946	1,946
Total Unrecognized Financial Instruments	$ 35,395	$ 35,395	$ 22,524	$ 22,524

Note 23 - Condensed Parent Information

Statements of Financial Condition

	December 31,	
	2001	2000
Assets		
Cash and due from banks	$ 196,123	$ 12,938
Investment in Subsidiaries (equity method) eliminated upon consolidation	25,177,931	22,323,891
Other assets	65,677	84,186
Total Assets	$ 25,439,731	$ 22,421,015
Liabilities and Shareholders' Equity		
Note payable	$ 4,600,000	$ 4,600,000
Other liabilities	248,541	151,528
Total Liabilities	4,848,541	4,751,528
Total Shareholders' Equity	20,591,190	17,669,487
Total Liabilities and Shareholders' Equity	$ 25,439,731	$ 22,421,015

Statements of Income

	Years ended December 31,		
	2001	2000	1999
Income			
Interest	$ —	$ 4,496	$ —
Dividends from subsidiaries - eliminated upon consolidation	250,000	700,000	350,000
	250,000	704,496	350,000
Expenses			
Interest	319,067	397,866	264,475
Other expenses	490,156	417,772	338,315
	809,223	815,638	602,790
Income (loss) before income taxes and equity in undistributed earnings of subsidiaries	(559,223)	(111,142)	(252,790)
Income tax benefits	307,196	244,364	288,943
Income (loss) before equity in undistributed earnings of subsidiaries	(252,027)	133,222	36,153
Equity in undistributed earnings of subsidiaries	2,790,125	1,496,209	1,229,621
Net Income	$ 2,538,098	$ 1,629,431	$ 1,265,774

Note 23 - Condensed Parent Information - Continued

Statements of Cash Flow

	Years ended December 31,		
	2001	2000	1999
Operating Activities			
Net Income	$ 2,538,098	$ 1,629,431	$ 1,265,774
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed income of subsidiaries	(2,790,125)	(1,496,209)	(1,229,621)
Deferred tax expense (benefit)	—	76,618	(76,618)
Increase (decrease) in accrued interest payable	(108,739)	108,739	—
Other	224,262	179,993	(451,345)
Net Cash Provided By (Used In) Operating Activities	(136,504)	498,572	(491,810)
Investing Activities			
Capital injection in subsidiaries	—	(4,400,000)	—
Net Cash Used In Investing Activities	—	(4,400,000)	—
Financing Activities			
Proceeds from issuance of long-term debt	—	4,600,000	—
Repayment of long-term debt	—	(3,600,000)	—
Proceeds from issuance of common stock	319,689	4,662,185	542,974
Purchases of treasury stock	—	(1,827,205)	—
Net Cash Provided By Financing Activities	319,689	3,834,980	542,974
Net increase (decrease) in cash and cash equivalents	183,185	(66,448)	51,164
Cash and cash equivalents at beginning of year	12,938	79,386	28,222
Cash and cash equivalents at end of year	$ 196,123	$ 12,938	$ 79,386
Cash paid during the year for:			
Interest	$ 427,806	$ 289,127	$ 264,475

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APPALACHIAN BANCSHARES, INC. AND SUBSIDIARIES

December 31, 2001, 2000 and 1999

Note 24 - Quarterly Results of Operations (Unaudited)

Selected quarterly results of operations for the four quarters ended December 31 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(In Thousands Except Per Share Data)				
2001:					
Total interest income	$ 6,178	$ 6,128	$ 6,258	$ 6,199	$ 24,763
Total interest expense	3,648	3,386	3,389	3,252	13,675
Provision for loan losses	366	126	326	476	1,294
Net interest income after provision for loan losses	2,164	2,616	2,543	2,471	9,794
Securities gains (losses)	94	24	(19)	48	147
Total noninterest income	440	270	231	450	1,391
Total noninterest expense	1,832	1,859	1,940	2,200	7,831
Income tax expense (benefit)	262	292	271	138	963
Net income	604	759	544	631	2,538
Per Common Share:					
Basic earnings	0.21	0.27	0.19	0.22	0.89
Diluted earnings	0.19	0.24	0.18	0.21	0.82
2000:					
Total interest income	$ 4,742	$ 5,266	$ 6,087	$ 5,875	21,970
Total interest expense	2,835	3,214	3,689	3,587	13,325
Provision for loan losses	300	350	160	112	922
Net interest income after provision for loan losses	1,607	1,702	2,238	2,176	7,723
Securities gains (losses)	(7)	—	1	(5)	(11)
Total noninterest income	245	245	368	312	1,170
Total noninterest expense	1,386	1,519	1,805	1,671	6,381
Income tax expense	148	45	218	461	872
Net income	311	383	584	351	1,629
Per Common Share:					
Basic earnings	0.12	0.14	0.21	0.12	0.59
Diluted earnings	0.11	0.13	0.19	0.12	0.55
1999:					
Total interest income	$ 3,698	$ 3,975	$ 4,163	$ 4,303	16,139
Total interest expense	2,109	2,200	2,346	2,483	9,138
Provision for loan losses	150	205	285	240	880
Net interest income after provision for loan losses	1,439	1,570	1,532	1,580	6,121
Securities gains (losses)	—	10	(2)	1	9
Total noninterest income	226	186	231	193	836
Total noninterest expense	1,251	1,355	1,330	1,625	5,561
Income tax expense	140	181	83	(265)	139
Net income	274	230	348	414	1,266
Per Common Share:					
Basic earnings	0.10	0.09	0.13	0.16	0.48
Diluted earnings	0.09	0.08	0.12	0.15	0.44